
11006863

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


RECEIVED
APR 27 2011

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2011**

Commission File Number **000-29898**

Research In Motion Limited

(Translation of registrant's name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	The Registrant's 2011 Annual Report to Shareholders.

DOCUMENT 1

RIM

2011


BlackBerry



This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to RIM's plans and expectations for fiscal 2012. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, as described within the 2011 Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Note Regarding Forward-Looking Statements."


BlackBerry®




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Amplified BlackBerry

Leveraging more than 25 years of experience and a strong brand for wireless solutions in both business and consumer segments, Research In Motion (RIM) is set to expand the parameters of mobile innovation yet again.

It's game time for the newest addition to the BlackBerry® portfolio – the BlackBerry® PlayBook™ tablet. With an ultra portable design, industry leading performance, uncompromised web browsing, true multitasking, High Definition multimedia, advanced security features, out-of-the-box enterprise support and a robust development environment, the BlackBerry PlayBook is the world's first professional grade tablet.

Built upon the QNX® Neutrino® microkernel architecture, one of the most reliable, secure and robust operating system architectures in the world, the BlackBerry® Tablet OS offers exceptional performance, high scalability, and support for industry standard tools that are already familiar to hundreds of thousands of developers. Designed to give users what they want, when they want it, the incredibly powerful and innovative BlackBerry PlayBook is truly a game-changing product in the emerging tablet marketplace.

TRUE MULTITASKING
WEB WITHOUT LIMITS
PROFESSIONAL GRADE
BEST-IN-CLASS MEDIA
ULTRA PORTABLE

RIM's focus on business-grade solutions has won the company a market-leading role in the enterprise market. At the same time, BlackBerry smartphones continue to be widely embraced by consumers looking for advanced communications and multimedia features.

Research In Motion, a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry wireless solution in 1999. It is the first complete, secure, integrated, wireless email solution for mobile professionals. Since then, RIM has continued to transform the mobile industry and break down the confines of the traditional office. Mobilizing workers around the world, RIM has become one of the world's largest mobile phone suppliers as more and more consumers around the globe have made the transition from feature phones to smartphones. RIM intends to maintain its leadership and will continue to focus on expanding further into the business and consumer markets by leveraging its core strengths.





Uncompromised

True multitasking

BlackBerry PlayBook tablets support symmetric multiprocessing to provide users with true multitasking. With the freedom to run multiple applications simultaneously and without compromise, users can enjoy enhanced productivity and an unparalleled mobile experience.

Security

A cornerstone of the BlackBerry solution is the robust and accredited security architecture that is certified and trusted by some of the most security conscious organizations in the world. The BlackBerry solution provides both IT departments and users with advanced security features to help protect their corporate and personal information.

Experience



BlackBerry Torch smartphones are the first to feature the BlackBerry 6 operating system and to combine a BlackBerry keyboard with a full touch screen experience. BlackBerry 6 features a redesigned interface that works with the touch screen and trackpad and integrates a new WebKit-based browser that renders HTML web pages quickly and beautifully.

Web browsing

The BlackBerry® PlayBook™ connects you to all of the content that's important to you, including rich websites, streaming videos, online games and more, giving you the full power of the Web in an ultra portable tablet.

Right Now communications

The BlackBerry solution is renowned for its real-time push technology. One of the most popular apps to leverage this unique technology is BBM, which lets you chat with your closest contacts and friends anywhere, anytime, at the speed of now.



Social Connections

With more than 39 million users (and counting), BBM is the real-time messaging app of choice for BlackBerry smartphone users around the world.

BBM GIVES USERS SOMETHING THEY TRULY VALUE: "RIGHT NOW" COMMUNICATIONS WITH THE PEOPLE THAT MATTER MOST.

BlackBerry® Messenger (BBM) has captivated enterprise and consumer audiences everywhere, and its popularity continues to fuel demand for BlackBerry smartphones. Unique to the BlackBerry platform, BBM is changing the way people communicate.

With the introduction of the new BBM Social Platform, developers can integrate various functions of the BBM service into their own apps, including chat capabilities, content sharing and invitations. RIM also recently announced plans to introduce the BBM Mobile Gifting service which will integrate with BlackBerry App World™ and carrier billing systems to allow BlackBerry subscribers to instantly give airtime, apps and other carrier services using BBM.

It's easy to send photos and video with instant delivery over BBM.

Developers find it easy to tap into the strengths of the BBM service.



ALL WORK AND NO PLAY?



10 APPS FOR WORK AND LIFE

Pageonce enables users to easily monitor their credit card transactions, check their bank accounts, review their investment portfolios and more.

Twitter® for BlackBerry smartphones offers Direct Messages as they arrive, with message list viewing.

Wi-Fi® File Transfer moves files directly between BlackBerry smartphones and PCs or Macs over Wi-Fi networks.

Facebook® for BlackBerry smartphones mobilizes the world's number 1 social networking site.

Slacker Radio streams music stations programmed by music experts or individual users.

AP Mobile features breaking news from the Associated Press and more than 1,000 newspaper and broadcaster sources.

UrbanSpoon gives users a guide to the restaurants they hunger for.

Weather Eye puts local and international weather conditions, forecasts, radar maps and warnings in the palms of users' hands.

Score Mobile gives up-to-the-minute scores, player stats, game previews, recaps, league standings and more.

Poynt points to the businesses, retailers, people, restaurants, movies, events and weather information that users are looking for.


BlackBerry
App World

Super Apps are apps that deliver compelling user experiences by leveraging the unique capabilities of the BlackBerry Application Platform.

Armed with open tools, RIM's network of developers have access to the APIs and services that allow for deep, rich integration between their applications and core BlackBerry features. This enables them to develop apps that offer best-in-class mobile experiences. These applications become integrated extensions of the inbox, calendar, address book and other native BlackBerry apps, and are so compelling and engaging, you have to call them Super Apps.

Super Apps are a new generation of applications. They're designed to help apps become more intuitive and stickier, more engaging and valuable to users, all while being efficient on the wireless network and the battery. Super Apps are the kinds of apps that people love and use every day because they offer a seamless, integrated, contextualized and efficient experience. Before long, users can't remember how they lived without them.



The unseen power of

Enterprise Solutions


CONNECTING
TRACKING
SENDING
UNDERSTANDING
SHARING
DELIVERING
FACILITATING
ACCOMPLISHING
RECEIVING
TRAINING
KNOWING
INFORMING

The power of the BlackBerry platform in the enterprise goes beyond the smartphone to connect all facets of a traditional office and mobilize it. With the BlackBerry smartphone at the hub of the mobile office, real-time information and unified communications are pushed to the device so workers can be "in the office" virtually anywhere. Behind each BlackBerry smartphone in the enterprise is the BlackBerry Enterprise Solution where RIM's global network infrastructure integrates with the BlackBerry® Enterprise Server software to enable access to an organization's corporate data and telephone servers, providing a mobile platform that maintains a high level of security outside the boundaries of a traditional office. The functionality, security and reliability of the BlackBerry Enterprise Solution is what allowed RIM to become the leader in the enterprise market with more than 90% of the Fortune 500 companies deploying the BlackBerry solution.

Cloud technology has been part of RIM's business for a long time. The always-on connectivity of a BlackBerry smartphone is powered by RIM's own cloud infrastructure – an infrastructure that has been developed, managed and refined for more than 10 years. It helps RIM deliver real-time data push, market-leading security and back-end integration with carrier systems. It helps BlackBerry smartphones deliver a renowned user experience. In the past year, RIM has extended its cloud architecture to deliver developer services, including push, payment, advertising and location services – opening up the RIM cloud and advantages of the advanced RIM architecture to application development.

RIM's performance-optimized and uncompromised products and services further extend the possibilities for cloud computing and RIM is continuing to invest and expand its cloud offerings in 2011.


IT'S A
BLACKBERRY
WORLD
OUT THERE

AROUND THE WORLD, BLACKBERRY SMARTPHONES ADDRESS THE COMMON HUMAN DESIRE TO EASILY CONNECT AND COMMUNICATE WITH EACH OTHER.

Now more than ever, users are choosing the BlackBerry solution for business and personal connectivity. Offered in more than 175 countries, through over 595 operators and distribution partners, BlackBerry is the #1 selling smartphone brand in the United States, Canada, Latin America[1] and the United Kingdom.[2]

BlackBerry service adoption in prepaid markets has also taken off around the world and BlackBerry smartphones are #1 with prepaid smartphone customers in the Netherlands, Indonesia and the UK.[3] These customers, many of whom are upgrading to a smartphone for the first time, are attracted to the flexibility of prepaid plans and the ease of messaging and social networking through BlackBerry apps.

[1] IDC Worldwide Mobile Phones Quarterly Tracker – Final data – Q4 2010
[2] GfK R&T, Smartphones, Volume Sales, 2010 and Q4 2010
[3] GfK R&T, Prepaid Smartphones, Volume Sales, February 2011



Life's at hand.

RIM is passionate about delivering a powerful, simplified and optimized user experience for BlackBerry smartphone subscribers. The BlackBerry® 6 operating system delivers a fresh, approachable and engaging experience. It includes a new WebKit-based browser and advanced multimedia features together with expanded messaging capabilities and intuitive features to simplify the management of social networking and RSS feeds.

The new BlackBerry Tablet OS is built upon one of the most reliable, secure and robust operating systems in the world – the QNX Neutrino Real-Time OS – which has been field hardened for years and is in use today to support mission-critical applications in everything from automobiles to medical equipment and the large core routers that run the Internet. The BlackBerry Tablet OS leverages and builds upon the many proven strengths of QNX Neutrino, providing an unparalleled user experience and redefining the possibilities for mobile computing in the future.

Perfect for either large organizations or an army of one, the professional-grade BlackBerry PlayBook is designed to give users what they want, including uncompromised web browsing, true multitasking and high performance multimedia, while also providing advanced security features, out-of-the-box enterprise support and a breakthrough development platform for IT departments and developers.



2011 ANNUAL REPORT


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Research in Motion Limited

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to RIM's plans and expectations for fiscal 2012. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, as described within the 2011 Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Note Regarding Forward-Looking Statements."

Fiscal 2011 Geographical Revenue Mix


Canada 7.1%
UK 11.1%
US 39.3%
Other 42.5%

BlackBerry Smartphone Shipments
(in millions of devices)


60
50
40
30
20
10
0
05
06
07
08
09
10
11

Financial Highlights

(in millions of U.S. dollars, except per share amounts)

U.S. GAAP	**February 26, 2011**	February 27, 2010	February 28, 2009
Statement of Operations data			
Revenue	**$ 19,907**	$ 14,953	$ 11,065
Gross margin	**$ 8,825**	$ 6,584	$ 5,097
Research and development and selling, marketing and administration	**3,751**	2,872	2,180
Amortization	**438**	310	195
Litigation		164	
Investment income	**8**	28	79
Income before income taxes	**4,644**	3,266	2,801
Provision for income taxes	**1,233**	809	908
Net income	**$ 3,411**	$ 2,457	$ 1,893
Earnings per share			
Basic	**$ 6.36**	$ 4.35	$ 3.35
Diluted	**$ 6.34**	$ 4.31	$ 3.30
Operating data [percentage of revenue]			
Gross margin	**44.3%**	44.0%	46.1%
Research and development	**6.8%**	6.5%	6.2%
Selling, marketing and administration	**12.1%**	12.8%	13.5%
Balance Sheet data			
Cash, cash equivalents, short-term investments and long-term investments	**$ 2,698**	$ 2,870	$ 2,239
Total Assets	**$ 12,875**	$ 10,205	$ 8,101
Shareholders' equity	**$ 8,938**	$ 7,603	$ 5,874

Annual Revenue
(in billions of U.S. dollars)



25
20
15
10
5
0
05 06 07 08 09 10 11

International Revenue
(in billions of U.S. dollars)



12
10
8
6
4
2
0
05 06 07 08 09 10 11

EPS—Diluted
(in U.S. dollars)



7
6
5
4
3
2
1
0
05 06 07 08 09 10 11

Message from the Co-CEOs

Fiscal 2011 was another year of exceptional growth and accomplishment with consistent, strong financial performance, further expansion of global market share, and record shipments of over 52 million BlackBerry® smartphones. These achievements are a direct reflection of the dedication and hard work of more than 17,000 employees and the strength of our business partnerships around the world. We are entering fiscal 2012 with a clear direction and set of priorities that will leverage our strong competitive advantages in order to capitalize on what we believe will be another year of tremendous opportunities for Research In Motion. Our confidence in the year ahead is made stronger by the talented people in our organization, the groundwork we laid in Fiscal 2011, and our continued commitment to innovation and growth. We believe the new BlackBerry® PlayBook™ tablet and BlackBerry® Tablet OS will redefine the limits of mobile computing and set the stage for an exciting year of new product and service launches that will further entrench the BlackBerry platform as one of the world's leading mobile platforms for both businesses and consumers.

Strong Financial Performance

RIM delivered record revenue and earnings growth in Fiscal 2011. Revenue grew 33.1% over the prior year to a record $19.9 billion and net income grew 38.8% to $6.34 per share fully diluted. We continue to invest in innovation with Research and Development expenses representing approximately 6.8% of revenue for the year. Sales and marketing expense represented 12.1% of revenue as we expanded these efforts to drive growth in international markets and new market segments. RIM continues to have a strong balance sheet and generated approximately $4 billion from cash operations during fiscal 2011, exiting the year with approximately $1.8 billion in cash and equivalents. We remain focused on building shareholder value and we repurchased 37.2 million shares during the year. Fiscal 2011 was also busy in terms of corporate acquisitions with several strong companies joining the RIM family of companies, including QNX Systems, The Astonishing Tribe, Viigo and Cellmania.

Industry Leading Smartphone Technology

RIM is focused on high quality engineering and delivering a portfolio of products and services that offer exceptional value and unique mobile experiences for our customers. In Fiscal 2011, we launched several successful smartphones including new additions to the BlackBerry® Bold™, BlackBerry® Curve™ and BlackBerry® Pearl™ families of smartphones, as well as the new BlackBerry® Style™ and BlackBerry® Torch™ smartphones. The BlackBerry Torch is the first smartphone to feature a BlackBerry keyboard together with a full touch screen display and the new BlackBerry® 6 operating system. In 2010, BlackBerry was the #1 selling smartphone brand in a number of markets around the world including the United States, Canada, Latin America,[1] and the United Kingdom.[2] Heading into the new fiscal year, we have an exciting roadmap of products and services planned, including 4G tablets and a variety of new QWERTY, hybrid and touch screen smartphone models.

The BlackBerry 6 operating system was launched on the BlackBerry Torch smartphone last fall and is now available on a range of BlackBerry smartphones. BlackBerry 6 delivers an expanded and enhanced set of features, as well as a compelling new user interface. Key features include a powerful Webkit browser for an improved mobile internet experience, universal search for quick access to information, and an integrated social networking platform that allows users to send and receive updates on their various social networking applications.

Global Success

Research In Motion's global presence expanded substantially over the past year as the attractiveness of BlackBerry smartphones in prepaid and entry level segments helped drive record sales outside of North America. International markets accounted for approximately 54% of revenue in fiscal 2011 versus 37% a year ago, and BlackBerry products and services are now available through over 595 carriers and distribution channels in over 175 countries around the world. The BlackBerry® Messenger (BBM™) service continues to help drive growth in many markets as it becomes a preferred mode of messaging for tens of millions of people across all walks of life. There are now over 39 million BBM users globally and the popularity of BBM continues to grow. RIM rolled out an integrated marketing campaign featuring BBM over the past year which helped drive strong adoption of the service in many markets, including Latin America where BBM has achieved an impressive penetration of more than 85% of BlackBerry subscribers in the region. Prepaid BlackBerry service plans are also a significant growth driver, par-

[1] IDC Worldwide Mobile Phones Quarterly Tracker – Final data – Q4 2010.
[2] GfK R&T, Smartphones, Volume Sales, 2010 and Q4 2010


Mike Lazaridis
President and Co-CEO


Jim Balsillie
Co-CEO

ticularly in international markets where our partners have strongly embraced prepaid BlackBerry service offerings. The efficiency of the BlackBerry solution on both older and newer networks allows our partners to offer economical pricing plans for the messaging and social networking applications that matter most to end users. Offerings such as BlackBerry® Internet Service Social plans, which deliver unlimited BBM and social networking, are gathering momentum and are helping drive growth around the world. These offerings have had particular success in Asia Pacific and Latin America, and they are beginning to be adopted more broadly in Western Europe and North America as well.

Enterprise Leadership

The phenomenal success of the BlackBerry solution began in the enterprise market and this segment remains important to RIM's growth strategy for the future. The unique security architecture of the BlackBerry platform is valued by corporations and governments around the world and continues to stand out in the marketplace. In fact, the UK's National Technical Authority for Information Assurance (known as CESG) confirmed in April of 2011 that the BlackBerry Enterprise Solution is still the only smartphone system approved for use with restricted data by Government departments and organizations. We continue to enhance the BlackBerry solution for enterprise customers and, in the past year, we added several new platform extensions including BlackBerry Balance which allows corporate IT departments to securely enable access to corporate messaging and other corporate data from an employee's personal BlackBerry smartphone without imposing incremental costs on the company. Corporate customers are also increasingly moving their IT infrastructure to cloud-based architectures and RIM is in an excellent position to benefit from this shift. The BlackBerry solution was developed from the beginning as a cloud-based service and it is this robust architecture that enables many competitive advantages for the BlackBerry solution, including real-time push services, industry-leading security and back-end integration with carrier provisioning and billing systems. Over the coming year, RIM plans to further leverage these strengths to grow our presence as a cloud-based enterprise service provider through a variety of strategies including partnerships with other leading suppliers of cloud-based solutions such as Microsoft®. The BlackBerry PlayBook tablet also adds to RIM's portfolio of professional grade products and services and establishes a new standard for tablets in the enterprise segment, allowing organizations to leverage their existing BlackBerry solution and the trusted BlackBerry security architecture when deploying these productivity enhancing devices.

In addition to providing solutions for large enterprises, RIM is also committed to helping small business professionals improve communications and business productivity. Over the past year we had strong adoption of BlackBerry® Enterprise Server Express and we expect penetration in this market to continue as we leverage offerings such as MDaemon Messaging Server – BlackBerry Edition, BlackBerry® Protect, and BlackBerry Management Center, a cloud services offering for small and medium-sized businesses.

Accelerating Consumer Adoption

Consumer adoption of BlackBerry smartphones continued to grow over the past year as customers increasingly recognized the unique value of the BlackBerry solution and more people made the switch from feature phones to smartphones. Throughout the year, we launched new consumer focused offerings to strengthen the mobile experience, including the user friendly BlackBerry 6 and enhancements to the BBM platform. As we move into the new fiscal year, we believe the uncompromised user experience delivered by the BlackBerry PlayBook tablet will also win over new consumers as they see the benefits and advantages of the product. RIM has designed the BlackBerry PlayBook tablet to be both professional grade and consumer friendly since so many customers use mobile devices for both work and personal purposes. The ultra portable BlackBerry PlayBook tablet is a multitasking powerhouse that provides the performance needed to properly deliver uncompromised web browsing and stunning visuals for 3D gaming and High Definition video. The incredible performance is a function of both the premium hardware design choices RIM made for this important new product as well as the underlying BlackBerry Tablet OS that is based on the POSIX certified QNX Neutrino microkernel from QNX Software Systems (which RIM acquired last year). In addition to the BlackBerry PlayBook tablet, we also have an exciting line-up of new smartphone offerings on the roadmap for fiscal 2012 and more and more of the high-end features of the BlackBerry PlayBook tablet platform will be integrated into BlackBerry smartphones over time. We have also been focused on growing the number of apps available for the BlackBerry platform. BlackBerry users can download and purchase applications through BlackBerry App World™ which is now available in more than 100 countries around the world. There are now more than 3 million apps downloaded per day from BlackBerry App World and the number is growing. During fiscal 2011, we also made it easier than ever for consumers to purchase apps by adding new payment options, including the ability for customers to add purchases directly to the mobile phone bill they receive from their carrier. Over the coming year we plan to further grow the number of apps on BlackBerry App World and to make these new payment options more broadly available to our customer base.

Growing Application Platform

In fiscal 2011, the number of registered BlackBerry application developers grew by more than 100,000 to over 350,000 and RIM remains committed to delivering a powerful software and services platform to enable these developers to create, distribute and monetize innovative and compelling offerings for BlackBerry smartphones. Over the past year a number of software development kits (SDKs) were launched to make it easier for developers to leverage unique capabilities of the BlackBerry platform such as BBM, geo-location, presence, integrated calendar and alerts and to generate additional revenue through the new BlackBerry Advertising Platform and BlackBerry Payment Service. To further extend the flexibility in payment options for BlackBerry subscribers we are also introducing the BBM Mobile Gifting platform which will integrate with BlackBerry App World and carrier billing systems to allow BlackBerry subscribers to seamlessly and instantaneously gift airtime, applications and other carrier services from one subscriber to another.

The new BlackBerry Tablet OS also provides significant opportunities for both current and prospective BlackBerry developers and the response from the developer community has been excellent. It offers support for industry standard tools that are already familiar to millions of developers, full POSIX compliance and support of Open GL for 2D and 3D graphics. The BlackBerry Tablet OS already supports an incredibly robust platform with support for Web development standard HTML5, through the BlackBerry® WebWorks™ SDK for Tablet OS, and Adobe® AIR®, through the BlackBerry Tablet OS SDK for Adobe AIR. The BlackBerry Tablet OS is built from the ground up to run WebKit and Adobe® Flash® as well, giving developers a fast and true Web experience to leverage. In addition, with the upcoming BlackBerry Tablet OS native development kit (NDK), C/C++ tools will be added to our repertoire to give developers one of the broadest and deepest development platforms.

BlackBerry Service

RIM's global BlackBerry Infrastructure remains a core advantage for our business and is an integral part of RIM's ability to deliver industry leading push services, security, manageability and spectral efficiency for RIM's customers and partners. The amount of global data traffic supported by the BlackBerry Infrastructure more than doubled year over year to more than 15 petabytes each month and our focused investments made throughout the year helped us evolve and expand the infrastructure to support this growth and to build for the future.

BlackBerry Customer Care efforts also expanded in Fiscal 2011. In addition to our multiple existing customer care facilities around the world which offer 24/7 service, RIM continues to assess needs and respond with localization efforts and support for new markets, offering support in multiple languages. We also continue to extend our online reach to provide additional support options for customers.

The Year Ahead

RIM is well positioned to build on the success of the past year and to continue driving growth in the adoption of BlackBerry products and services in new markets and segments. Over the next year, we plan to expand our leadership in the enterprise market, further penetrate prepaid and entry level segments, expand our cloud services offerings, further entrench the BlackBerry platform as a leading mobile social networking platform, expand the footprint of QNX software in automotive and other markets and continue delivering leading edge, high quality smartphone and tablet products and services in markets around the world. Collaboration and partnerships will be key to meeting our goals and we look forward to working with carriers, distributors, software developers, suppliers and other partners to deliver growth in Fiscal 2012. We thank our shareholders for their support over the past year and we look forward to providing updates on our progress over the coming year.





Mike Lazaridis
President and Co-CEO

Jim Balsillie
Co-CEO

RESEARCH IN MOTION LIMITED


BlackBerry

Financial Information

Financials

MD&A

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Fiscal Year ended February 26, 2011

March 29, 2011

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 26, 2011. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

RIM has prepared this MD&A with reference to *National Instrument 51-102* "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended February 26, 2011 and up to and including March 29, 2011.

Additional information about the Company, including the Company's Annual Information Form, which is included in RIM's Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

- assumptions and expectations described in the Company's critical accounting policies and estimates;
- the Company's expectations regarding the adoption and impact of certain accounting pronouncements;
- the Company's expectations regarding new product introductions;
- the Company's estimates regarding its effective tax rate;
- the Company's estimates of purchase obligations and other contractual commitments;
- the Company's expectations with respect to the sufficiency of its financial resources; and
- the Company's expectations regarding gross margin.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F:

- third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to obtain rights to use software or components supplied by third parties;
- potential impact of copyright levies in numerous countries;
- RIM's ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

- intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position or require RIM to reduce its prices to compete effectively;
- RIM's ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;
- RIM's reliance on its suppliers for functional components, and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners, and the risk of other business interruptions;
- dependence on key personnel and RIM's ability to attract and retain key personnel;
- RIM's reliance on third-party manufacturers for certain products and its ability to manage its production process;
- risks associated with RIM's expanding foreign operations;
- restrictions on import and use of RIM's products in certain countries due to encryption of the products and services;
- the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
- the continued quality and reliability of RIM's products and services and the potential effect of defects in products and services;
- RIM's ability to manage inventory and asset risk;
- RIM's ability to successfully maintain and enhance its brand;
- RIM's ability to enter the tablet market;
- reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors;
- effective management of growth and ongoing development of RIM's service and support operations;
- regulation, certification and health risks, and risks relating to the misuse of RIM's products;
- RIM's ability to expand and enhance BlackBerry App World™;
- government regulation of wireless spectrum and radio frequencies;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;
- risks associated with acquisitions, investments and other business initiatives;
- foreign exchange risks;
- tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations;
- general commercial litigation and other litigation claims as part of RIM's operations;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio; and
- difficulties in forecasting RIM's quarterly financial results.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to information, including email, voice, instant messaging, short message service (SMS), Internet and intranet-based applications and browsing. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services through software development kits, wireless connectivity to data and third-party support programs. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless Handheld™ product line, software development tools and other software and hardware. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.

Sources of Revenue

RIM's primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and services. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.

RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, web-browsing capability and enable the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry devices also include multimedia capabilities.

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier's responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from: (i) licensing RIM's BlackBerry® Enterprise Server™ ("BES") software; (ii) BlackBerry® Client Access Licenses ("CALs"), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts ("NRE").

On September 27, 2010, the Company announced its development of the WiFi enabled BlackBerry® PlayBook™ tablet. RIM has also announced that it intends to offer models incorporating wide area mobile connectivity in the future. As is common practice in the wireless communications industry, as part of the PlayBook offering, the Company plans to provide users with the right to receive unspecified software upgrades in addition to the hardware and therefore has two deliverables, at a minimum, in arrangements for the sale of each unit. The first deliverable is the physical PlayBook unit along with the software that is essential to its functionality. The second deliverable is the right to receive unspecified software upgrades, on a "when-and-if-available" basis. The Company will be required to allocate revenue between these two deliverables using the relative selling price method and will not recognize all revenue at the time of the initial sale of the product into the channel as it does with the BlackBerry smartphone products. The revenue associated with the unspecified upgrades will be deferred and recognized over the period in which the rights to receive these upgrades are available to users. The Company expects the proportional amount allocated to the unspecified software upgrades and the corresponding recognition period to be similar to other vendors within the industry. Other factors, contractual arrangements and bundled offerings associated with PlayBook may also affect the timing of revenue recognition.

The Company recently announced April 2011 as the anticipated launch date for the BlackBerry® PlayBook™ tablet in North America through a broad network of channel partners, including availability in over 20,000 retail outlets. The first version of the BlackBerry PlayBook tablet includes WiFi connectivity. Subsequent versions of the BlackBerry PlayBook are currently expected to be available later in fiscal 2012. The BlackBerry PlayBook tablet features the new BlackBerry Tablet Operating System based on technology resulting from the Company's acquisition of QNX Software Systems in fiscal 2011, a seven inch high definition display, a dual core 1 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking and a powerful and fast web browsing experience that supports Adobe Flash.

Fiscal 2011 Operating Results — Executive Summary

The following table sets forth certain consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain consolidated balance sheet data, as at February 26, 2011, February 27, 2010 and February 28, 2009, which is expressed in millions of dollars.

(in millions, except for share and per share amounts)

	As at and for the Fiscal Year Ended				
	February 26, 2011	February 27, 2010	**Change 2011/2010**	February 28, 2009	**Change 2010/2009**
Revenue	**$ 19,907**	$ 14,953	**$ 4,954**	$ 11,065	**$ 3,888**
Cost of sales	**11,082**	8,369	**2,713**	5,968	**2,401**
Gross margin	**8,825**	6,584	**2,241**	5,097	**1,487**
Operating expenses					
Research and development	**1,351**	965	**386**	685	**280**
Selling, marketing and administration[1]	**2,400**	1,907	**493**	1,495	**412**
Amortization	**438**	310	**128**	195	**115**
Litigation[2]	**–**	164	**(164)**	–	**164**
	4,189	3,346	**843**	2,375	**971**
Income from operations	**4,636**	3,238	**1,398**	2,722	**516**
Investment income	**8**	28	**(20)**	79	**(51)**
Income before income taxes	**4,644**	3,266	**1,378**	2,801	**465**
Provision for income taxes[1]	**1,233**	809	**424**	908	**(99)**
Net income	**$ 3,411**	$ 2,457	**$ 954**	$ 1,893	**$ 564**
Earnings per share					
Basic	**$ 6.36**	$ 4.35	**$ 2.01**	$ 3.35	**$ 1.00**
Diluted	**$ 6.34**	$ 4.31	**$ 2.03**	$ 3.30	**$ 1.01**
Weighted-average number of shares outstanding (000's)					
Basic	**535,986**	564,492		565,059	
Diluted	**538,330**	569,759		574,156	
Total assets	**$ 12,875**	$ 10,205	**$ 2,670**	$ 8,101	**$ 2,104**
Total liabilities	**$ 3,937**	$ 2,602	**$ 1,335**	$ 2,227	**$ 375**
Total long-term liabilities	**$ 307**	$ 170	**$ 137**	$ 112	**$ 58**
Shareholders' equity	**$ 8,938**	$ 7,603	**$ 1,335**	$ 5,874	**$ 1,729**

(1) Selling, marketing and administration in fiscal 2010 included unusual charges of $96 million and provision for income taxes included a benefit of $175 million. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See "Results of Operations — Selling, Marketing and Administration Expenses" for the fiscal year ended February 26, 2011.

(2) In fiscal 2010, the Company settled all Visto Corporation ("Visto") outstanding worldwide patent litigation (the "Visto Litigation"). The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in fiscal 2010. The remainder of the payment was recorded as intangible assets. See "Results of Operations — Litigation Expense" for the fiscal year ended February 26, 2011.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended				
	February 26, 2011	February 27, 2010	**Change 2011/2010**	February 28, 2009	**Change 2010/2009**
Revenue	**100.0%**	100.0%	–	100.0%	–
Cost of sales	**55.7%**	56.0%	**(0.3%)**	53.9%	**2.1%**
Gross margin	**44.3%**	44.0%	**0.3%**	46.1%	**(2.1%)**
Operating expenses					
Research and development	**6.8%**	6.5%	**0.3%**	6.2%	**0.3%**
Selling, marketing and administration	**12.1%**	12.8%	**(0.7%)**	13.5%	**(0.7%)**
Amortization	**2.2%**	2.1%	**0.1%**	1.8%	**0.3%**
Litigation	**–**	1.1%	**(1.1%)**	–	**1.1%**
	21.1%	22.5%	**(1.4%)**	21.5%	**1.0%**
Income from operations	**23.2%**	21.5%	**1.7%**	24.6%	**(3.1%)**
Investment income	**0.0%**	0.2%	**(0.2%)**	0.7%	**(0.5%)**
Income before income taxes	**23.2%**	21.7%	**1.5%**	25.3%	**(3.6%)**
Provision for income taxes	**6.2%**	5.4%	**0.8%**	8.2%	**(2.8%)**
Net income	**17.0%**	16.3%	**0.7%**	17.1%	**(0.8%)**

Revenue for fiscal 2011 was $19.9 billion, an increase of $4.9 billion, or 33.1%, from $15.0 billion in fiscal 2010. The number of BlackBerry devices sold increased by approximately 15.6 million, or 43%, to approximately 52.3 million in fiscal 2011, compared to approximately 36.7 million in fiscal 2010. Device revenue increased by $3.8 billion, or 31.7%, to $16.0 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $1.0 billion, or 48.1% to $3.2 billion, reflecting the increase in net new BlackBerry subscriber accounts since the end of fiscal 2010. Software revenue increased by $35 million to $294 million in fiscal 2011 and other revenue increased by $40 million to $460 million in fiscal 2011.

The Company's net income for fiscal 2011 was $3.4 billion, an increase of $954 million, or 38.8%, compared to net income of $2.5 billion in fiscal 2010. The $954 million increase in net income in fiscal 2011 primarily reflects an increase in gross margin in the amount of $2.2 billion, resulting primarily from the increased number of device shipments, an increase in service revenues as a result of additional subscriber accounts, as well as an increase of consolidated gross margin percentage, which was partially offset by an increase of $843 million in the Company's operating expenses and an increase of $424 million in the provision for income taxes.

Basic earnings per share ("basic EPS") was $6.36 and diluted earnings per share ("diluted EPS") was $6.34 in fiscal 2011 compared to $4.35 basic EPS and $4.31 diluted EPS in fiscal 2010, a 47.1% increase in diluted EPS compared to fiscal 2010.

A more comprehensive analysis of these factors is contained in "Results of Operations".

On November 4, 2009, the Company's Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the "2010 Repurchase Program"). Under the 2010 Repurchase Program, the Company repurchased a total of 18.2 million common shares for an aggregate cost of $1.2 billion, resulting in the effective completion of the 2010 Repurchase Program. The Company repurchased approximately 5.9 million of the 18.2 million common shares at a cost of $410 million during the first three months of fiscal 2011. All common shares repurchased by the Company pursuant to the 2010 Repurchase Program have been cancelled.

On June 24, 2010, the Company's Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares (the "2011 Repurchase Program"). Under the 2011 Repurchase Program, the Company has repurchased a total of 31.3 million common shares for an aggregate cost of $1.7 billion, resulting in the effective completion of the 2011 Repurchase Program. All common shares repurchased by the Company pursuant to the 2011 Repurchase program have been cancelled.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit and Risk Management Committee and are set out below. The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company's critical accounting policies and estimates during the past three fiscal years.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company's major categories of revenue.

Hardware

Revenue from the sale of BlackBerry wireless devices is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs. The estimated cost of the incentive programs is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. Price protection is accrued as a reduction to revenue based on estimates of future price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and Handling Costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company's shipping and handling costs are included in cost of sales. Shipping and handling costs that can't be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-Element Arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company's typical multiple-element arrangements involve: (i) handheld devices with services and (ii) software with technical support services.

For the Company's arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price ("VSOE"). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish selling price of each element based on acceptable third party evidence of selling price ("TPE"); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price ("BESP") in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company's management, taking into consideration the Company's marketing strategy.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. There were no material impacts to the amount of revenue recognized during the quarter, nor does the Company expect a material impact in the near term, from changes in VSOE, TPE or BESP.

Allowance for Doubtful Accounts and Bad Debt Expense

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on large more complex contracts with respect to sales of the majority of its products and services. The Company expects increasing accounts receivable balances with its large customers to continue as it sells an increasing number of its wireless devices and software products and service relay access through network carriers and resellers rather than directly.

The Company evaluates the collectability of its accounts receivables based upon a combination of factors on a periodic basis, such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of accounts receivables balances could be further adjusted.

Inventories and Inventory Purchase Commitments

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Furthermore, the Company records an accrual for estimated fees and vendor inventory liabilities related to non-cancelable purchase commitments with contract manufacturers and suppliers for quantities in excess of future demand forecasts.

For further details on the carrying value of inventory as at February 26, 2011 and on the vendor inventory liabilities, refer to Note 6 to the Consolidated Financial Statements.

Intangible Assets and Goodwill

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, licenses and patents.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of (i) acquired technology, which is subsequently amortized straight-line over two to five years and, (ii) net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill.

Under certain license agreements, the Company is committed to current and future royalty payments based on the sales of products using certain licensed technologies. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized straight-line over the terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of five years.

Patents include trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties or through the acquisition of third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, as well as legal costs arising out of the defense of any Company-owned patents. Patents are amortized straight-line over 17 years or over their estimated useful life.

The Company assesses the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is assessed for impairment on an annual basis. Unforeseen and adverse events, changes in circumstances and market conditions and adverse legal factors are potential indicators that the carrying amount of intangible assets and goodwill may not be recoverable and may require an impairment charge.

The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand, competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised.

The Company has concluded that no impairment relating to intangible assets and goodwill exists as of February 26, 2011.

For further details on the intangible assets and goodwill, refer to Notes 6 and 7 to the Consolidated Financial Statements.

Litigation

The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, see "Legal Proceedings" and see "Results of Operations — Litigation Expense" below.

Royalties

The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management's estimates of royalty rates are based on the Company's historical licensing activities, royalty payment experience and forward-looking expectations.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company's warranty expense experience and estimates for fiscal 2011, refer to Note 11 to the Consolidated Financial Statements.

Income Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost or the current average warranty return rate, measured against the device sales volumes currently under warranty as at February 26, 2011, would have resulted in adjustments to warranty expense and pre-tax income of approximately $46 million, or 1.3% of consolidated annual net income.

Investments

The Company's cash equivalents and investments, other than cost method investments of $15 million and equity method investments of $11 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to income.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability, such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

- Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
- Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

For further details on the valuation methods and inputs used by the Company to determine the fair value of its investments, refer to Note 5 to the Consolidated Financial Statements.

Given the current market conditions and economic uncertainties, management exercises significant judgment in determining the fair value of the Company's investments and the investment's classification level within the three-tier fair value hierarchy. As at February 26, 2011, the Company had approximately 96% of its available-for-sale investments measured at fair value classified in Level 2.

The Company regularly assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the investments to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in investment income equal to the difference between the cost basis and the fair value of the individual investment at the balance sheet date of the reporting period for which the assessment was made. The Company's assessment on whether an investment is other-than-temporarily impaired or not, could change due to new developments or changes in assumptions or risks to any particular investment.

For further details on the Company's investments and fair value conclusions, refer to Note 4 and Note 5 to the Consolidated Financial Statements.

Income Taxes

The Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, capital assets, non-deductible reserves and operating loss carryforwards, net of valuation allowances. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Significant judgment is required in evaluating the Company's uncertain tax positions and provision for income taxes. The Company uses a two-step process in assessing its uncertain tax positions. The two-step process separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is measuring a tax position that has met the recognition threshold as the largest amount of benefit that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income tax payable and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain tax positions as interest expense that is netted and reported within investment income. For further details, refer to Note 8 to the Consolidated Financial Statements.

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and experimental development expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense.

The Company's provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company's consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs, manufacturing activities, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions, the timing of reversal of temporary differences and the rate of taxes applied on these differences, permanent differences including non-deductible stock compensation and the impact of foreign exchange. The Company enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company's consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Stock-Based Compensation

The Company has an incentive stock option plan for officers and employees of the Company or its subsidiaries.

The Company estimates stock-based compensation expense for stock options at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

In connection with its stock option review and the restatement of prior year financial statements, the Company applied judgment in choosing whether to revise measurement dates for prior option grants. While the Company believes it made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the Ontario Securities Commission ("OSC") disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated.

The Company has a Restricted Share Unit Plan (the "RSU Plan") under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company's Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units ("RSUs") are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The compensation expense is calculated based on the fair value of the equity award as determined by the closing value of the Company's common shares on the business day of the grant and the amount is recognized over the vesting period of the RSU.

The Company has a Deferred Share Unit Plan (the "DSU Plan"), adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units ("DSUs") in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 50% of each independent director's annual retainer will be satisfied in the form of DSUs. Each director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company's common shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of common shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards and are awarded on a quarterly basis. These awards are measured at their fair value on the date of grant, and remeasured at each reporting period, until settlement.

For further details on the Company's stock-based compensation, refer to Note 9 to the Consolidated Financial Statements.

Impact of Accounting Pronouncements Not Yet Implemented

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards. Among other things, the SEC stated that it has directed its staff to execute a work plan which will include consideration of IFRS as it exists today and after completion of various "convergence" projects currently underway between U.S. and international accounting standards setters. On October 29, 2010, the SEC issued a progress report for its work plan considering the impact of incorporating IFRS on the U.S. financial reporting system. The SEC staff is currently using a sample of global jurisdictions to analyze how IFRS is being incorporated in other jurisdictions and to assess its potential impact on a variety of stakeholders including investors, regulators, and issuers. The Financial Accounting Standards Board, in conjunction with the IASB, have prioritized the completion of certain convergence projects, while certain other projects have been deferred beyond the original June 2011 target completion date. In 2011, assuming completion of certain projects and the SEC staff's work plan, the SEC is expected to decide whether to incorporate IFRS into the U.S. financial reporting system.

Independent Governance Review

As discussed under "Restatement of Previously Issued Financial Statements — OSC Settlement" in the Company's MD&A for the fiscal year ended February 28, 2009, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission ("OSC") approved a settlement agreement (the "OSC Settlement Agreement") with the Company and certain of its officers and directors, including its Co-Chief Executive Officers ("Co-CEOs"), relating to the previously disclosed OSC investigation of the Company's historical stock option granting practices.

As discussed under "Restatement of Previously Issued Financial Statements — SEC Settlements" in the Company's MD&A for the fiscal year ended February 28, 2009, on February 17, 2009, the Company and certain of its officers, including its Co-CEOs, entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company's historical stock option granting practices.

As part of the OSC Settlement Agreement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company's board of directors and the staff of the OSC on the Company's governance practices and procedures and its internal control over financial reporting. The Company retained Protiviti Co. ("Protiviti") to carry out this engagement. See "Independent Governance Assessment" and Appendix A in the Company's MD&A for the fiscal year ended February 27, 2010 for a further description of Protiviti's engagement, its recommendations and the Company's responses to such recommendations. A copy of Protiviti's recommendations is also available on the website of the OSC.

Under the terms of the OSC Settlement Agreement, Protiviti was to review the implementation of its recommendations in its final report to the Company that the Company agreed to implement and provide a report to the Board of Directors, the Audit and Risk Management Committee and to staff of the OSC concerning the progress of the implementation. That report has been completed and Protiviti and staff of the OSC have advised the Company that all recommendations of Protiviti have been addressed by the Company in a manner satisfactory to them. As a result, Protiviti's independent governance review has now been completed.

Results of Operations — Fiscal 2011 Compared to Fiscal 2010 and Fiscal 2009

Fiscal year ended February 26, 2011 compared to fiscal year ended February 27, 2010

Revenue

Revenue for fiscal 2011 was $19.9 billion, an increase of $4.9 billion, or 33.1%, from $15.0 billion in fiscal 2010.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended					
	February 26, 2011		February 27, 2010		**Change 2011/2010**	
Millions of devices sold	**52.3**		36.7		**15.6**	**43%**
Revenue *(in millions)*						
Devices	**$ 15,956**	**80.2%**	$ 12,116	81.0%	**$ 3,840**	**31.7%**
Service	**3,197**	**16.1%**	2,158	14.4%	**1,039**	**48.1%**
Software	**294**	**1.5%**	259	1.7%	**35**	**13.5%**
Other	**460**	**2.2%**	420	2.9%	**40**	**9.5%**
	$ 19,907	**100.0%**	$ 14,953	100.0%	**$ 4,954**	**33.1%**

Device revenue increased by $3.8 billion, or 31.7%, to $16.0 billion, or 80.2% of consolidated revenue, in fiscal 2011 compared to $12.1 billion, or 81.0%, of consolidated revenue in fiscal 2010. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 15.6 million units, or 43%, to approximately 52.3 million devices in fiscal 2011 compared to approximately 36.7 million devices in fiscal 2010.

Service revenue increased by $1.0 billion, or 48.1%, to $3.2 billion or 16.1% of consolidated revenue in fiscal 2011, compared to $2.2 billion, or 14.4% of consolidated revenue in fiscal 2010, reflecting the Company's increase in net new BlackBerry subscriber accounts since the end of fiscal 2010.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $35 million, or 13.5%, to $294 million in fiscal 2011 from $259 million in fiscal 2010. The increase was primarily attributable to software revenue earned from a recent business acquisition in the second quarter of fiscal 2011, as well as an increase in technical support, partially offset by a decrease in BES and CALs.

Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, increased by $40 million to $460 million in fiscal 2011 compared to $420 million in fiscal 2010. The majority of the increase was attributable to gains realized from revenue hedging instruments partially offset by decreases in non-warranty repairs and freight revenue when compared to fiscal 2010. See "Market Risk of Financial Instruments — Foreign Exchange" for additional information on the Company's hedging instruments.

Gross Margin

Consolidated gross margin increased by $2.2 billion, or 34.0%, to $8.8 billion, or 44.3% of revenue, in fiscal 2011, compared to $6.6 billion, or 44.0% of revenue, in fiscal 2010. The increase in consolidated gross margin was primarily due to an increase in the number of device shipments and an increase in service revenues as a result of additional subscriber accounts, which comprised 16.1% of the total revenue mix for fiscal 2011 compared to 14.4% in fiscal 2010, partially offset by a lower percentage of revenue from device shipments which comprised 80.2% of total revenue mix in fiscal 2011 compared to 81.0% in the same period in fiscal 2010. Gross margin percentage for devices is generally lower than the Company's consolidated gross margin percentage.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2011 compared to fiscal 2010.

(in millions)

	For the Fiscal Year Ended					
	February 26, 2011		February 27, 2010		**Change 2011/2010**	
		% of Revenue		% of Revenue		**% of Change**
Revenue	**$ 19,907**		$ 14,953		**$ 4,954**	**33.1%**
Operating expenses						
Research and development	**$ 1,351**	**6.8%**	$ 965	6.5%	**$ 386**	**40.0%**
Selling, marketing and administration[1]	**2,400**	**12.1%**	1,907	12.8%	**493**	**25.9%**
Amortization	**438**	**2.2%**	310	2.1%	**128**	**41.3%**
Litigation[2]	–	–	164	1.1%	**(164)**	**-100.0%**
Total	$ 4,189	21.1%	$ 3,346	22.5%	**$ 843**	**25.2%**

(1) Selling, marketing and administration in fiscal 2010 included unusual charges of $96 million recognized in the first quarter of fiscal 2010. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See "Results of Operations — Selling, Marketing and Administration Expenses" for the fiscal year ended February 26, 2011.

(2) In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See "Results of Operations — Litigation Expense" for the fiscal year ended February 26, 2011.

Total operating expenses for fiscal 2011 as a percentage of revenue decreased by 1.4% to 21.1% of revenue compared to fiscal 2010.

Research and Development Expenses

Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenditures increased by $386 million to $1.4 billion, or 6.8% of revenue, in fiscal 2011, compared to $965 million, or 6.5% of revenue, in fiscal 2010. The majority of the increase during fiscal 2011 compared to fiscal 2010 was attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, as well as increased materials usage.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses increased by $493 million to $2.4 billion for fiscal 2011 compared to $1.9 billion for fiscal 2010. As a percentage of revenue, selling, marketing and administration expenses decreased to 12.1% in fiscal 2011 versus 12.8% in fiscal 2010. Excluding the impact of $96 million of unusual charges during fiscal 2010, selling, marketing and administration expenses increased by $589 million. The majority of this increase was primarily attributable to increased expenditures for marketing, advertising and promotion, increased salary and benefits expenses primarily as a result of increased personnel as well as information technology costs, which was partially offset by reduced facilities expenditures in the current year primarily due to the one-time charge recognized in the prior year in relation to the enactment of changes to the functional currency tax legislation discussed further below, and reduced facilities expenditures.

With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis of calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2010. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for fiscal 2010 is a $54 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company's foreign currency hedging program. See "Results of Operations — Income Taxes" for the fiscal year ended February 27, 2011 for further details on the changes to the functional currency tax legislation in Canada, and "Market Risk of Financial Instruments — Foreign Exchange" for additional information on the Company's hedging instruments.

Selling, marketing and administration expenses for fiscal 2010 also included a charge of $42 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company's Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM's Co-CEOs, related to the exercise of certain stock options issued by the Company.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2011 compared to fiscal 2010. Intangible assets are comprised of acquired technology, licenses and patents.

(in millions)

	For the Fiscal Year Ended					
	Included in Amortization			Included in Cost of sales		
	February 26, 2011	February 27, 2010	**Change**	**February 26, 2011**	February 27, 2010	**Change**
Property, plant and equipment	**$ 272**	$ 185	**$ 87**	**$ 225**	$ 160	**$ 65**
Intangible assets	**166**	125	**41**	**264**	146	**118**
Total	**$ 438**	$ 310	**$ 128**	**$ 489**	$ 306	**$ 183**

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $128 million to $438 million for fiscal 2011 compared to $310 million for fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company's manufacturing operations and BlackBerry service operations increased by $183 million to $489 million for fiscal 2011 compared to $306 million for fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.

Litigation Expense

In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

Investment Income

Investment income decreased by $20 million to $8 million in fiscal 2011 from $28 million in fiscal 2010. The decrease primarily reflects impairment charges recognized in the third quarter of fiscal 2011 of $17 million. The decrease was also partially attributed to slight decreases in yields due to lower interest rates when compared to the prior fiscal year. See "Financial Condition — Liquidity and Capital Resources", "Financial Condition — Lehman Brothers International (Europe)" and "Financial Condition — Auction Rate Securities".

Income Taxes

For fiscal 2011, the Company's income tax expense was $1,233 million, resulting in an effective tax rate of 26.6% compared to income tax expense of $809 million and an effective tax rate of 24.8% for the same period last year. The Company's effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.

On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allowed the Company to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company's functional currency). As such, the Company recorded tax benefits of $145 million related to the enactment of the functional currency rules in the first quarter of fiscal 2010, resulting in the lower effective rate in fiscal 2010.

Management anticipates that the Company's effective tax rate for fiscal 2012 will be approximately 25%.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income was $3.4 billion in fiscal 2011 compared to net income of $2.5 billion in the prior fiscal year. The $954 million increase in net income in fiscal 2011 primarily reflects an increase in gross margin in the amount of $2.2 billion, as well as an increase in consolidated gross margin percentage, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $843 million in the Company's operating expenses, and an increase of $424 million in the provision for income taxes. Included in net income in fiscal 2010 was the impact of unusual charges of $96 million, a $175 million income tax benefit, which related to the foreign exchange impact of the enactment of functional currency tax legislation in Canada, and a $164 million litigation charge, which related to the settlement of the Visto Litigation. See "Results of Operations — Selling, Marketing, and Administration Expenses" for the fiscal year ended February 26, 2011, "Results of Operations — Income Taxes" for the fiscal year ended February 26, 2011 and "Results of Operations — Litigation Expenses" for the fiscal year ended February 26, 2011.

Basic EPS was $6.36 and diluted EPS was $6.34 in fiscal 2011, an increase of 46.2% and 47.1%, respectively, compared to $4.35 basic EPS and $4.31 diluted EPS in fiscal 2010. Diluted EPS of $4.31 for fiscal 2010 included approximately $0.06 from the impact of unusual charges of $96 million, an income tax benefit of $175 million recognized during the first quarter of fiscal 2010 and a litigation charge of $164 million recognized during the second quarter of fiscal 2010.

The weighted average number of common shares outstanding was 536 million common shares for basic EPS and 538 million common shares for diluted EPS for the fiscal year ended February 26, 2011 compared to 565 million common shares for basic EPS and 570 million common shares for diluted EPS for the fiscal year ended February 27, 2010.

Common Shares Outstanding

On March 22, 2011, there were 524 million common shares, options to purchase 5 million common shares, 3 million restricted share units and 51,500 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Pursuant to the 2010 Repurchase Program, the Company repurchased and cancelled 12.3 million common shares at a cost of $775 million during fiscal 2010. In the first three months of fiscal 2011, the Company repurchased and cancelled 5.9 million common shares at a cost of $410 million. There was a reduction of approximately $23 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $387 million was charged to retained earnings. Under the 2010 Repurchase Program, the Company repurchased and cancelled a total of 18.2 million common shares for an aggregate cost of $1.2 billion, resulting in the effective completion of the 2010 Repurchase Program.

Pursuant to the 2011 Repurchase Program, the Company repurchased and cancelled 31.3 million common shares at a cost of $1.7 billion during the first nine months of fiscal 2011, resulting in the effective completion of the 2011 Repurchase Program. As a result of the repurchase and cancellation, there was a reduction of approximately $119 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $1.6 billion was charged to retained earnings.

The 31.3 million common shares purchased under the 2011 Repurchase Program together with the 18.2 million common shares purchased by the Company under the 2010 Repurchase Program, represent approximately 10% of the Company's public float of common shares.

Fiscal year end February 27, 2010 compared to fiscal year ended February 28, 2009

Revenue

Revenue for fiscal 2010 was $15.0 billion, an increase of $3.9 billion, or 35.1%, from $11.1 billion in fiscal 2009.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended					
	February 27, 2010		February 28, 2009		**Change 2010/2009**	
Millions of devices sold	**36.7**		26.0		**10.7**	**41%**
Revenue *(in millions)*						
Devices	**$12,116**	**81.0%**	$ 9,090	82.1%	**$3,026**	**33.3%**
Service	**2,158**	**14.4%**	1,402	12.7%	**756**	**53.9%**
Software	**259**	**1.7%**	252	2.3%	**7**	**2.7%**
Other	**420**	**2.9%**	321	2.9%	**99**	**30.9%**
	$14,953	**100.0%**	$11,065	100.0%	**$3,888**	**35.1%**

Device revenue increased by $3.0 billion, or 33.3%, to $12.1 billion, or 81.0% of consolidated revenue, in fiscal 2010 compared to $9.1 billion, or 82.1%, of consolidated revenue in fiscal 2009. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 10.7 million units, or 41%, to approximately 36.7 million devices in fiscal 2010 compared to approximately 26.0 million devices in fiscal 2009.

Service revenue increased by $756 million, or 53.9%, to $2.2 billion or 14.4% of consolidated revenue in fiscal 2010, compared to $1.4 billion, or 12.7% of consolidated revenue in fiscal 2009, reflecting the Company's increase in BlackBerry subscriber accounts since the end of fiscal 2009. The percentage of the subscriber account base outside of North America at the end of fiscal 2010 was approximately 38%.

Software revenue increased $7 million, or 2.7%, to $259 million in fiscal 2010 from $252 million in fiscal 2009. The majority of the increase was attributable to technical support and other software revenues, partially offset by a decrease in CALs.

Other revenue increased by $99 million to $420 million in fiscal 2010 compared to $321 million in fiscal 2009. The majority of the increase was attributable to increases in non-warranty repair and sales of accessories offset partially by losses realized from revenue hedging instruments. See "Market Risk of Financial Instruments — Foreign Exchange" for additional information on the Company's hedging instruments.

Gross Margin

Consolidated gross margin increased by $1.5 billion, or 29.2%, to $6.6 billion, or 44.0% of revenue, in fiscal 2010, compared to $5.1 billion, or 46.1% of revenue, in fiscal 2009. The decrease of 2.1% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins driven by shifts in product mix, the transition to new device platforms, the introduction of feature rich products to address broader market segments, and a decrease in device average selling prices ("ASPs") compared to fiscal 2009. This decrease in gross margin was partially offset by higher service revenue which comprised 14.4% of total revenue mix in fiscal 2010 compared to 12.7% in the same period of fiscal 2009 along with a lower percentage of revenue from device shipments which comprised 81.0% of total revenue mix in fiscal 2010 compared to 82.1% in the same period of fiscal 2009. Gross margin percentage for devices is generally lower than the Company's consolidated gross margin percentage.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2010 compared to fiscal 2009.

(in millions)

	For the Fiscal Year Ended					
	February 27, 2010		February 28, 2009		**Change 2010/2009**	
		% of Revenue		% of Revenue		**% of Change**
Revenue	**$14,953**		$11,065		**$3,888**	**35.1%**
Operating expenses						
Research and development	**$ 965**	**6.5%**	$ 685	6.2%	**$ 280**	**40.9%**
Selling, marketing and administration(1)	**1,907**	**12.8%**	1,495	13.5%	**412**	**27.5%**
Amortization	**310**	**2.1%**	195	1.8%	**115**	**59.3%**
Litigation(2)	**164**	**1.1%**	–	–	**164**	–
Total	**$ 3,346**	**22.5%**	$ 2,375	21.5%	**$ 971**	**40.9%**

(1) Selling, marketing and administration in fiscal 2010 included unusual charges of $96 million recognized in the first quarter of fiscal 2010. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See "Results of Operations — Selling, Marketing and Administrative Expenses" for the fiscal year ended February 27, 2010.

(2) In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See "Results of Operations — Litigation Expense" for the fiscal year ended February 27, 2010.

Total operating expenses for fiscal 2010 as a percentage of revenue increased by 1.0% to 22.5% of revenue compared to fiscal 2009.

Research and Development Expenses

Research and development expenditures increased by $280 million to $965 million, or 6.5% of revenue, in fiscal 2010, compared to $685 million, or 6.2% of revenue, in fiscal 2009. The majority of the increases during fiscal 2010 compared to fiscal 2009 were attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, new product development costs and office and building infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $412 million to $1.9 billion for fiscal 2010 compared to $1.5 billion for fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses decreased to 12.8% in fiscal 2010 versus 13.5% in fiscal 2009. The net increase of $412 million was primarily attributable to increased expenditures for marketing, advertising and promotion, including additional programs to support new product launches, increased salary and benefits expenses primarily as a result of increased personnel, external advisory fees and information technology costs.

With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2009. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for fiscal 2010 is a $54 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company's foreign currency hedging program. See "Income Taxes" for the fiscal year ended February 27, 2010 for further details on the changes to the functional currency tax legislation in Canada, and "Market Risk of Financial Instruments — Foreign Exchange" for additional information on the Company's hedging instruments.

Selling, marketing and administration expenses for fiscal 2010 also included a charge of $42 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company's Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM's Co-CEOs, related to the exercise of certain stock options issued by the Company.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2010 compared to fiscal 2009. Intangible assets are comprised of acquired technology, licenses and patents.

(in millions)

	For the Fiscal Year Ended					
	Included in Amortization			Included in Cost of sales		
	February 27, 2010	February 28, 2009	**Change**	**February 27, 2010**	February 28, 2009	**Change**
Property, plant and equipment	**$185**	$119	**$ 66**	**$160**	$ 84	**$ 76**
Intangible assets	**125**	76	**49**	**146**	49	**97**
Total	**$310**	$195	**$115**	**$306**	$133	**$173**

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $115 million to $310 million for fiscal 2010 compared to $195 million for fiscal 2009, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2010.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company's manufacturing operations and BlackBerry service operations increased by $173 million to $306 million in fiscal 2010 compared to $133 million for fiscal 2009, which primarily reflects the impact of certain intangible assets and property, plant and equipment additions made during fiscal 2010.

Litigation Expense

In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

Investment Income

Investment income decreased by $51 million to $28 million in fiscal 2010 from $79 million in fiscal 2009. The decrease primarily reflects the decrease in yields on investments due to lower interest rates when compared to the same period in fiscal 2009, offset partially by an increase in the Company's average cash, cash equivalents, and investment balances throughout fiscal 2010 compared to the prior fiscal year and the gain on sale of investments in fiscal 2009. See "Financial Condition — Liquidity and Capital Resources".

Income Taxes

For fiscal 2010, the Company's income tax expense was $809 million, resulting in an effective tax rate of 24.8% compared to income tax expense of $908 million and an effective tax rate of 32.4% for the same period last year. The Company's effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.

In the first quarter of fiscal 2010, the Government of Canada enacted changes to its income tax legislation which allows the Company the option to elect, on an annual basis, to determine its Canadian income tax based on its functional currency (the U.S. dollar) rather than the Canadian dollar. While the Company had elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related income tax benefit of electing to adopt these rules under U.S. GAAP until the first quarter of fiscal 2010. As a result of the enactment of the changes to the legislation and the Company's election, the Company was able to recalculate its fiscal 2009 Canadian income tax liability based on its functional currency (the U.S. dollar) and record an incremental income tax benefit of approximately $145 million to net income in fiscal 2010.

The Company's effective tax rate in fiscal 2010 was lower due to the $145 million incremental tax benefit related to fiscal 2009 that resulted from the Company opting to elect to determine its Canadian income tax results on its functional currency (the U.S. dollar). The Company's adjusted tax rate for fiscal 2010 was approximately 29.4%, which was in line with management's estimate of 29% — 30%. The Company's effective tax rate in fiscal 2009 was higher primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 and its effect on the Company's U.S. dollar denominated assets and liabilities held by the Company's Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in fiscal 2009 resulting from the significant depreciation of the Canadian dollar relative to the U.S. dollar was $100 million resulting in an adjusted tax rate for fiscal 2009 of 28.9%.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income was $2.5 billion in fiscal 2010 compared to net income of $1.9 billion in the prior fiscal year. The $564 million increase in net income in fiscal 2010 reflects primarily an increase in gross margin in the amount of $1.5 billion, resulting primarily from the increased number of device shipments, additional subscriber accounts and a decrease in the provision of income taxes of $98 million, which included a benefit of $145 million, which was partially offset by the decrease in consolidated gross margin percentage, as well as an increase of $971 million in the Company's operating expenses, which included a litigation charge of $164 million relating to the Visto Litigation and unusual charges of $96 million. See "Results of Operations — Selling, Marketing and Administration Expenses", "Results of Operations — Litigation" and "Results of Operations — Income Taxes" for the year ended February 27, 2010.

Basic EPS was $4.35 and diluted EPS was $4.31 in fiscal 2010, an increase of 29.9% and 30.6%, respectively, compared to $3.35 basic EPS and $3.30 diluted EPS in fiscal 2009. The common shares repurchased by the Company in the third quarter of fiscal 2010 had an impact on the basic and diluted EPS amounts of $0.03 per share for fiscal 2010.

The weighted average number of shares outstanding was 565 million common shares for basic EPS and 570 million common shares for diluted EPS for the fiscal year ended February 27, 2010 compared to 565 million common shares for basic EPS and 574 million common shares for diluted EPS for the fiscal year ended February 28, 2009.

Common Shares Outstanding

On March 30, 2010, there were 557 million common shares, options to purchase 9 million common shares, one million restricted share units and 34,801 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

On November 4, 2009, the Company's Board of Directors authorized the 2010 Repurchase Program for the repurchase and cancellation through the facilities of the NASDAQ Stock Market, common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on trading prices at the time of the authorization. This represented approximately 3.6% of the outstanding common shares of the Company at the time of the authorization. In the third quarter of fiscal 2010, the Company repurchased 12 million common shares at a cost of $775 million pursuant to the 2010 Repurchase Program. There was a reduction of $47 million to capital stock in the third quarter of fiscal 2010 and the amounts paid in excess of the per share paid-in capital of the common shares of $728 million were charged to retained earnings. All common shares repurchased by the Company pursuant to the 2010 Repurchase Program have been cancelled.

Repurchases made in fiscal 2011 pursuant to the 2010 Repurchase Program resulted in its effective completion. See "Results of Operations — Common Shares Outstanding" for the fiscal year ended February 26, 2011 for further details.

Summary Results of Operations

Three months ended February 26, 2011 compared to the three months ended February 27, 2010

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended February 26, 2011 and February 27, 2010:

(in millions, except for share and per share amounts)

	For the Three Months Ended				
	February 26, 2011		February 27, 2010		**Change Q4 Fiscal 2011/2010**
Revenue	**$ 5,556**	**100.0%**	$ 4,080	100.0%	**$ 1,476**
Cost of sales	**3,103**	**55.8%**	2,217	54.3%	**886**
Gross margin	**2,453**	**44.2%**	1,863	45.7%	**590**
Operating expenses					
Research and development	**383**	**6.9%**	267	6.5%	**116**
Selling, marketing and administration	**705**	**12.7%**	498	12.2%	**207**
Amortization	**125**	**2.2%**	86	2.1%	**39**
	1,213	**21.8%**	851	20.8%	**362**
Income from operations	**1,240**	**22.3%**	1,012	24.8%	**228**
Investment income	**3**	**0.1%**	5	0.1%	**(2)**
Income before income taxes	**1,243**	**22.4%**	1,017	24.9%	**226**
Provision for income taxes	**309**	**5.6%**	307	7.5%	**2**
Net income	**$ 934**	**16.8%**	$ 710	17.4%	**$ 224**
Earnings per share					
Basic	**$ 1.79**		$ 1.27		**$ 0.52**
Diluted	**$ 1.78**		$ 1.27		**$ 0.51**
Weighted-average number of shares outstanding (000's)					
Basic	**522,764**		557,114		
Diluted	**524,334**		561,130		

Revenue

Revenue for the fourth quarter of fiscal 2011 was $5.6 billion, an increase of $1.5 billion, or 36.2%, from $4.1 billion in the fourth quarter of fiscal 2010.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended					
	February 26, 2011		February 27, 2010		**Change Q4 Fiscal 2011/2010**	
Millions of devices sold	**14.9**		10.5		**4.4**	**42%**
Revenue (in millions)						
Devices	**$4,481**	**80.7%**	$3,254	79.8%	**$1,227**	**37.7%**
Service	**898**	**16.2%**	641	15.7%	**257**	**40.1%**
Software	**81**	**1.5%**	69	1.7%	**12**	**17.4%**
Other	**96**	**1.6%**	116	2.8%	**(20)**	**(17.2%)**
	$5,556	**100.0%**	$4,080	100.0%	**$1,476**	**36.2%**

Device revenue increased by $1.2 billion, or 37.7%, to $4.5 billion, or 80.7% of consolidated revenue, in the fourth quarter of fiscal 2011 compared to $3.3 billion, or 79.8%, of consolidated revenue in the fourth quarter of fiscal 2010. This increase in device revenue over the same period in the prior year was primarily attributable to a volume increase of approximately 4.4 million units, or 42%, to approximately 14.9 million devices in the fourth quarter of fiscal 2011 compared to approximately 10.5 million devices in the fourth quarter of fiscal 2010, partially offset by a decrease in device ASP compared to the same period in fiscal 2010.

Service revenue increased by $257 million, or 40.1%, to $898 million, or 16.2% of consolidated revenue in the fourth quarter of fiscal 2011, compared to $641 million, or 15.7% of consolidated revenue, in the fourth quarter of fiscal 2010, primarily reflecting the Company's increase in BlackBerry subscriber accounts since the fourth quarter of fiscal 2010.

Software revenue increased by $12 million, or 17.4%, to $81 million in the fourth quarter of fiscal 2011 from $69 million in the fourth quarter of fiscal 2010. This increase was primarily attributable to software revenues earned from a recent business acquisition in the second quarter of fiscal 2011, partially offset by a decrease in revenue from BES.

Other revenue decreased by $20 million to $96 million in the fourth quarter of fiscal 2011 compared to $116 million in the fourth quarter of fiscal 2010. The majority of the decrease was attributable to losses realized from revenue hedging instruments as well as a decrease in non-warranty repairs revenue. See "Market Risk of Financial Instruments — Foreign Exchange" for additional information on the Company's hedging instruments.

Gross Margin

Consolidated gross margin increased by $590 million, or 31.7%, to $2.5 billion, or 44.2% of revenue, in the fourth quarter of fiscal 2011, compared to $1.9 billion, or 45.7% of revenue, in the fourth quarter of fiscal 2010. The decrease in consolidated gross margin percentage was primarily due to a decrease in the blended device margins driven by shifts in product mix and a higher percentage of revenue from device shipments, which comprised 80.7% of total revenue mix in the fourth quarter of fiscal 2011 compared to 79.8% in the same period of fiscal 2010, partially offset by higher service revenue as a result of additional subscriber accounts, which comprised 16.2% of total revenue mix in fiscal 2011 compared to 15.7% in fiscal 2010. As noted above, gross margin percentage for devices is generally lower than the Company's consolidated gross margin percentage.

The Company expects consolidated gross margin to be approximately 41.5% in the first quarter of fiscal 2012, primarily as a result of the product mix shifting towards lower priced handsets to support growth in prepaid and entry level markets as well as the late stage of the product life cycle for the Company's current portfolio of smartphones as the Company anticipates the planned launch of next generation versions of smartphones in the second quarter and beyond. The Company currently expects that its smartphone and related software and services business gross margin will remain consistent throughout fiscal 2012, but as the BlackBerry PlayBook increases as a percentage of the product mix, the Company expects consolidated gross margin to decrease from current levels as the BlackBerry PlayBook has a lower than corporate average gross margin, but on a higher revenue base.

The Company also expects that the impact of the earthquake in Japan will have minimal impact on its smartphone supply chain for the first quarter of fiscal 2012 based on the current expected mix and feedback from our suppliers, and the Company does not expect a material impact on the BlackBerry PlayBook component supply in the first quarter of fiscal 2012. However, the Company will continue to monitor developments in Japan.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 26, 2011, compared to the quarter ended November 27, 2010 and the quarter ended February 27, 2010. The Company believes that it is meaningful to also provide a comparison between the fourth quarter of fiscal 2011 and the third quarter of fiscal 2011 given that RIM's quarterly operating results vary substantially.

(in millions)

	For the Three Months Ended					
	February 26, 2011		November 27, 2010		February 27, 2010	
		% of Revenue		% of Revenue		% of Revenue
Revenue	**$5,556**		$5,495		$4,080	
Operating expenses						
Research and development	**$ 383**	**6.9%**	$ 357	6.5%	$ 267	6.5%
Selling, marketing and administration	**705**	**12.7%**	666	12.1%	498	12.2%
Amortization	**125**	**2.2%**	115	2.1%	86	2.1%
Total	**$1,213**	**21.8%**	$1,138	20.7%	$ 851	20.8%

Total operating expenses for the fourth quarter of fiscal 2011 as a percentage of revenue increased by 1.1% to 21.8% of revenues when compared to the third quarter of fiscal 2011.

Research and Development Expense

Research and development expenditures increased by $26 million to $383 million, or 6.9% of revenue, in the fourth quarter of fiscal 2011, compared to $357 million, or 6.5% of revenue, in the third quarter of fiscal 2011. The majority of the increase was attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, as well as increased materials usage.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $39 million to $705 million for the fourth quarter of fiscal 2011 compared to $666 million for the third quarter of fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 12.7% in the fourth quarter of fiscal 2011 compared to 12.1% in the third quarter of fiscal 2011. The net increase of $39 million was primarily attributable to increases in expenditures for marketing, advertising and promotion, as well as increases in salary and benefits expenses primarily incurred as a result of increased personnel, which was partially offset by a decrease in other consulting expenditures when compared to the same period in the prior year.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended February 26, 2011 compared to the quarter ended February 27, 2010. Intangible assets are comprised of acquired technology, licenses and patents.

(in millions)

	For the Three Months Ended					
	Included in Amortization			**Included in Cost of sales**		
	February 26, 2011	February 27, 2010	**Change**	**February 26, 2011**	February 27, 2010	**Change**
Property, plant and equipment	**$ 78**	$53	**$25**	**$ 66**	$51	**$15**
Intangible assets	**47**	33	**14**	**120**	43	**77**
Total	**$125**	$86	**$39**	**$186**	$94	**$92**

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $39 million to $125 million for the fourth quarter of fiscal 2011 compared to $86 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company's manufacturing operations and BlackBerry service operations increased by $92 million to $186 million for the fourth quarter of fiscal 2011 compared to $94 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.

Investment Income

Investment income decreased by $2 million to $3 million in the fourth quarter of fiscal 2011 from $5 million in the fourth quarter of fiscal 2010. The decrease primarily reflects an increase in interest expense when compared to the same period in fiscal 2010. See "Liquidity and Capital Resources".

Income Taxes

For the fourth quarter of fiscal 2011, the Company's income tax expense was $309 million, resulting in an effective tax rate of 24.8% compared to income tax expense of $307 million and an effective tax rate of 30.2% for the same period last year. The Company's effective tax rate reflects the geographic mix of income in jurisdictions with different tax rates. The lower effective tax rate in the fourth quarter of fiscal 2011 is primarily a result of recent enacted tax changes.

Net Income

The Company's net income for the fourth quarter of fiscal 2011 was $934 million, an increase of $224 million, or 31.5%, compared to net income of $710 million in the fourth quarter of fiscal 2010. The increase in net income in the fourth quarter of fiscal 2011 in the amount of $224 million from the fourth quarter of fiscal 2010 primarily reflects an increase in gross margin in the amount of $590 million, resulting primarily from the increased number of device shipments, as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by the decrease of consolidated gross margin percentage, as well as an increase of $362 million in operating expenses.

Basic EPS was $1.79 and diluted EPS was $1.78 in the fourth quarter of fiscal 2011 compared to $1.27 basic EPS and $1.27 diluted EPS in the fourth quarter of fiscal 2010, a 40.2% increase in diluted EPS when compared to fiscal 2010.

The weighted average number of shares outstanding was 523 million common shares for basic EPS and 524 million common shares for diluted EPS for the quarter ended February 26, 2011 compared to 557 million common shares for basic EPS and 561 million common shares for diluted EPS for the same period last fiscal year.

Selected Quarterly Financial Data

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 26, 2011. The information in the table below has been derived from RIM's unaudited interim consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

(in millions, except per share data)

	Fiscal Year 2011				Fiscal Year 2010			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	**$5,556**	**$5,495**	**$4,621**	**$4,235**	$4,080	$3,924	$3,526	$3,423
Gross margin	**$2,453**	**$2,394**	**$2,055**	**$1,923**	$1,863	$1,675	$1,554	$1,492
Operating expenses[(1)(2)]	**1,213**	**1,138**	**973**	**865**	851	791	903	801
Investment income (loss), net	**3**	**(11)**	**6**	**10**	5	6	8	9
Income before income taxes	**1,243**	**1,245**	**1,088**	**1,068**	1,017	890	659	700
Provision for income taxes[(1)]	**309**	**334**	**291**	**299**	307	262	184	56
Net income	**$ 934**	**$ 911**	**$ 797**	**$ 769**	$ 710	$ 628	$ 475	$ 644
Earnings per share								
Basic	**$ 1.79**	**$ 1.74**	**$ 1.46**	**$ 1.39**	$ 1.27	$ 1.11	$ 0.84	$ 1.13
Diluted	**$ 1.78**	**$ 1.74**	**$ 1.46**	**$ 1.38**	$ 1.27	$ 1.10	$ 0.83	$ 1.12
Research and development	**$ 383**	**$ 357**	**$ 323**	**$ 288**	$ 267	$ 242	$ 236	$ 220
Selling, marketing and administration[(1)]	**705**	**666**	**546**	**483**	498	466	430	514
Amortization	**125**	**115**	**104**	**94**	86	83	73	67
Litigation[(2)]	**–**	**–**	**–**	**–**	–	–	164	–
Operating expenses	**$1,213**	**$1,138**	**$ 973**	**$ 865**	$ 851	$ 791	$ 903	$ 801

(1) Selling, marketing and administration in the first quarter of fiscal 2010 included unusual charges of $96 million and provision for income taxes included a benefit of $175 million. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See "Results of Operations — Selling, Marketing and Administration Expenses" for the fiscal year ended February 26, 2011.

(2) In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See "Results of Operations — Litigation Expense" for the fiscal year ended February 26, 2011.

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments decreased by $172 million to $2.7 billion as at February 26, 2011 from $2.9 billion as at February 27, 2010.

A comparative summary of cash, cash equivalents, and investments is set out below:

(in millions)

	As at		
	February 26, 2011	February 27, 2010	**Change**
Cash and cash equivalents	**$1,791**	$1,551	**$ 240**
Short-term investments	**330**	361	**(31)**
Long-term investments	**577**	958	**(381)**
Cash, cash equivalents, and investments	**$2,698**	$2,870	**$(172)**

The decrease in cash, cash equivalents, and investments is primarily due to net cash flows used in financing activities and investing activities, which were partially offset by net cash flows provided by operating activities, as set out below:

(in millions)

	For the Fiscal Year Ended	
	February 26, 2011	February 27, 2010
Net cash flows provided by (used in):		
Operating activities	**$ 4,009**	$ 3,035
Investing activities	**(1,698)**	(1,470)
Financing activities	**(2,087)**	(843)
Effect of foreign exchange gain (loss) on cash and cash equivalents	**16**	(6)
Net increase in cash and cash equivalents	**$ 240**	$ 716

Cash flows for the fiscal year ended February 26, 2011

Operating Activities

Net cash flows provided by operating activities were $4.0 billion for fiscal 2011, primarily reflecting higher net income compared to fiscal 2010, which was partially offset by an increase in accounts receivable in fiscal 2011 compared to fiscal 2010.

The table below summarizes the current assets, current liabilities, and working capital of the Company:

(in millions)

	As at		
	February 26, 2011	February 27, 2010	**Change**
Current assets	**$7,488**	$5,813	**$1,675**
Current liabilities	**3,630**	2,432	**1,198**
Working capital	**$3,858**	$3,381	**$ 477**

The increase in current assets of $1.7 billion at the end of fiscal 2011 from the end of fiscal 2010 was primarily due to an increase in accounts receivable of $1.4 billion and cash and cash equivalents of $240 million. At the end of fiscal 2011, accounts receivable was approximately $4.0 billion, an increase of $1.4 billion from the end of fiscal 2010. The increase is primarily due to increased revenues and the increasing international mix of business where payment terms tend to be longer as well as the timing of shipments in the quarter. Days sales outstanding increased to 65 days in the fourth quarter of fiscal 2011 from 58 days at the end of fiscal 2010.

The increase in current liabilities of $1.2 billion at the end of fiscal 2011 from the end of fiscal 2010 was primarily due to increases in accrued liabilities, accounts payable and income taxes payable. As at February 26, 2011, accrued liabilities was approximately $2.5 billion, an increase of $873 million from the end of fiscal 2010 primarily due to increases in accrued warranties and accrued rebates, as well as an increase in derivative liabilities. The increase in accounts payable of $217 million was primarily due to the timing of purchases during the fourth quarter of fiscal 2011 compared to the fourth quarter of fiscal 2010. Income taxes payable increased by

$83 million when compared to the same period in the prior year due to the Company's increased profitability as well as the timing of income tax installment payments.

Investing Activities

During the fiscal year ended February 26, 2011, cash flows used in investing activities were $1.7 billion and included property, plant and equipment additions of $1.0 billion, intangible asset additions of $557 million and business acquisitions of $494 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $392 million. For the same period of the prior fiscal year, cash flows used in investing activities were $1.5 billion and included property, plant and equipment additions of $1.0 billion, intangible asset additions of $421 million, and business acquisitions of $143 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $103 million.

Property, plant and equipment additions for the fiscal year ended February 26, 2011 were comparable to the fiscal year ended February 27, 2010 as the level of investment in building expansion, renovations to existing facilities, and manufacturing equipment continued. During the fiscal year ended February 26, 2011, the additions to intangible assets primary consisted of licenses acquired in relation to amended or renewed licensing agreements relating to 3G and 4G technologies, certain patents acquired as a result of patent assignment and transfer agreements, including one entered into by the Company and Motorola, Inc. as part of a Settlement and License Agreement entered into on June 10, 2010, which settled all outstanding worldwide litigation between the two companies, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with business acquisitions. Business acquisitions during fiscal 2011 related to the purchase of a company whose acquired technology is being incorporated through a BlackBerry application, a subsidiary of TAT The Astonishing Tribe, QNX Software Systems, as well as the purchase of a company whose proprietary software will be incorporated into the Company's software, the purchase of a company whose acquired technologies will enhance document access and handling capacities, and the purchase of a company whose acquired technologies will enhance the Company's ability to manage application store fronts and data collection. Investments in intangible assets during fiscal 2010 were primarily associated with the settlement of the Visto Litigation, agreements with third parties for use of intellectual property and business acquisitions. All acquired patents were recorded as intangible assets and are being amortized over their estimated useful lives. Business acquisitions during fiscal 2010 related to the purchase of Certicom Corp., Torch Mobile Inc. and the purchase of a company whose proprietary software will be incorporated into the Company's software.

Financing Activities

Cash flows used in financing activities were $2.1 billion for fiscal 2011 and were primarily attributable to the common share repurchase programs described above in the amount of $2.1 billion, as well as the purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $76 million, partially offset by proceeds from the issuance of common shares in the amount of $67 million. Cash flows used in financing activities were $843 million for fiscal 2010 and were primarily attributable to the 2010 Repurchase Program described above in the amount of $775 million, purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which were classified on the consolidated balance sheet for accounting purposes as treasury stock in the amount of $94 million, the repayment of debt acquired through acquisitions in the amount of $6 million, offset partially by the proceeds from the exercise of stock options in the amount of $30 million and tax benefits from the exercise of stock options.

Auction Rate Securities

Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at February 26, 2011, the Company held $41 million in face value of investment grade auction rate securities for which auctions are not taking place. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the continuing lack of liquidity in these securities, the Company recognized through investment income, in the third quarter of fiscal 2011, an other-than-temporary impairment charge of $6 million. The Company used a multi-year investment horizon to value these securities and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity return to normal levels or a solution to the liquidity of the securities is determined, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. The auction rate securities are classified as long-term investments on the balance sheet given the uncertainty as to when market liquidity for auction rate securities will return to normal.

Lehman Brothers International (Europe)

Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) ("LBIE"). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc ("LBHI"). Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company's regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the "Trust Claim") over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the "Letter") from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claims: an additional asset was identified as belonging to the Company in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2010, the Company signed the "Form of Acceptance' and "Claim Resolution Agreement', which are the necessary steps to have the identified assets returned. On June 8, 2010, the Company received a Claim Amount Notice from LBIE identifying amounts to be paid out in respect to certain identified assets. On August 10, 2010, the Company received a payment net of fees in the amount of $38 million representing monies for three of the identified assets listed in the Claim Amount Notice. The Company currently has trust claims filed with the Administrators totalling $47 million for unreturned assets and continues to maintain it has a valid trust claim on those assets. Based on communications with the Administrators, publicly available information published by the Administrators, as well as the passage of time and the uncertainty associated with the Administrator not having specifically identified these funds as trust funds, the Company recorded an other-than-temporary impairment charge to investment income in the amount of $11 million during the third quarter of fiscal 2011.

As at February 26, 2011, the carrying value of the Company's claim on LBIE assets is $36 million. The Company continues to work with the Administrators for the return of the remaining assets, identified or not specifically identified, along with the past interest accrued on these assets since LBIE began its administration proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 26, 2011:

(in millions)

	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$ 244	$ 41	$ 77	$ 55	$ 71
Purchase obligations and commitments	10,843	9,643	1,200	–	–
Total	$11,087	$9,684	$1,277	$ 55	$ 71

Purchase obligations and commitments amounted to approximately $10.8 billion as of February 26, 2011, with purchase orders with contract manufacturers representing approximately $8.5 billion of the total. The Company also has commitments on account of capital expenditures of approximately $144 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.

The Company has obligations payable in the first quarter of fiscal 2012 of approximately $224 million for the payment of income taxes related to fiscal 2011. The Company paid approximately $135 million in the first quarter of fiscal 2011 for income taxes related to fiscal 2010. The amounts have been included as current liabilities in income taxes payable as of February 26, 2011 and February 27, 2010 respectively, and the Company intends to fund its fiscal 2011 tax obligations from existing financial resources and cash flows.

The Company has not paid any cash dividends in the last three fiscal years.

Cash, cash equivalents, and investments were $2.7 billion as at February 26, 2011. The Company believes its financial resources, together with expected future income, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

The Company has $150 million in unsecured demand credit facilities (the "Facilities") to support and secure operating and financing requirements. As at February 26, 2011, the Company has utilized $9 million of the Facilities for outstanding letters of credit, and $141 million of the Facilities are unused.

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934 (the "U.S. Exchange Act") and under applicable Canadian securities laws.

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company's products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company's proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management's attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under "Risk Factors — Risks Related to Intellectual Property" in RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

On March 7, 2008, FlashPoint Technology Inc. ("FlashPoint") filed a patent infringement lawsuit against the Company and 14 other defendants in the District of Delaware. The patents-in-suit include United States ("U.S.") Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the "'190 Patent"), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the "'190 Patent in the litigation against RIM. On February 6, 2009, FlashPoint filed an amended complaint adding Patent Nos. 5,903,309, 6,278,447 (the "'447 Patent") and 6,400,471 (the "'471 Patent"). Only the '447 Patent and the '471 Patent have been asserted against RIM. The complaint seeks an injunction and monetary damages. On December 17, 2009, the Court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit.

On May 13, 2010, FlashPoint filed a complaint with the U.S. International Trade Commission ("ITC") against the Company, as well as three other defendants, alleging infringement of U.S. Patent Nos. 6,134,606; 6,163,816; and 6,262,769. These patents are generally directed to digital camera and imaging technologies. The ITC set the trial for April 7-13, 2011. The initial determination is expected to be provided on July 13, 2011 and the target date for completion of the investigation is November 14, 2011. Proceedings are ongoing.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. ("St. Clair") filed a patent infringement lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents-in-suit include U.S. Patent Nos. 5,138,459, 6,094,219, 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. The court has set a trial date for September 7, 2010. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On November 16, 2010, St. Clair filed a second complaint against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163; 5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The Complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. The complaint seeks an injunction and monetary damages. On February 26, 2010, the Court issued a claim construction order. No trial date has been set. Proceedings are ongoing.

On November 17, 2008, Spansion, Inc. and Spansion LLC ("Spansion") filed a complaint with the ITC against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively "Samsung") and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029 ("the '029 Patent"); 6,080,639 ("the '639 Patent"); 6,376,877 ("the '877 Patent") and 5,715,194 ("the '194 Patent"). The patents relate generally to flash memory chips. The complaint does not seek monetary damages, but requests that the ITC issue orders prohibiting RIM products containing certain flash memory chips made by Samsung from being imported into the U.S. and sold in the U.S. On March 16, 2010 and April 7, 2010, the administrative law judge ("ALJ") presiding over the case granted consent motions from Spansion to terminate the ITC investigation in part as to the '029 Patent and the '639 Patent, respectively, thereby leaving only two patents remaining in the case. From May 3, 2010 to May 14, 2010, a trial was held regarding the '877 Patent and the '194 Patent. On October 22, 2010, the ALJ issued his initial determination finding no violation. On December 23, 2010, the ITC Commission decided not to review the ALJ's initial determination, thereby letting stand the ALJ's finding of no violation. The investigation has been terminated.

On August 6, 2010, Spansion LLC filed a second complaint with the ITC against Samsung and other respondents, including the Company, which use Samsung flash memory, alleging infringement of U.S. Patent Nos. 7,018,922; 6,900,124; 6,369,416; and 6,459,625. All the patents-at-issue are generally directed to flash memory chips. The complaint does not seek monetary damages, but requests that the ITC issue orders prohibiting certain RIM products containing Samsung flash memory chips from being imported into the U.S. and sold in the U.S. The ALJ has set a trial date of June 20, 2011 and a target date for completion of the investigation of January 12, 2012. Proceedings are ongoing.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak ("Kodak") patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 ("the '218 Patent") and 6,600,510 (" the '510 Patent") which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the '510 Patent from the case without prejudice. The court set an initial trial date in December 2010. The court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the court reset the trial date for August 1, 2011. The petitions for review were granted on March 25, 2011. Proceedings are ongoing.

On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the '218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The ALJ set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ's ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that RIM's smartphones do not infringe the '218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for

Commission review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. The petitions for review filed by Kodak, the ITC Staff and the Company were granted on March 25, 2011. Proceedings are ongoing.

On May 5, 2009, Fractus, S.A. ("Fractus") filed a lawsuit against the Company and eight other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of nine patents (U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556; and 7,528,782). These patents generally relate to antennae technology. The complaint seeks an injunction and monetary damages. The Court issued a claim construction order on November 9, 2010. The jury selection for trial is scheduled for May 2, 2011. Proceedings are ongoing.

On August 21, 2009, Xpoint Technologies filed a lawsuit against the Company and twenty-eight other defendants, in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. The patent is generally directed to data traffic delivery. The complaint seeks an injunction and monetary damages. The Court has set a trial date of May 7, 2012. Proceedings are ongoing.

On September 23, 2009, SimpleAir, Inc. filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for June 15, 2011, and the trial is scheduled to begin on December 5, 2011. Proceedings are ongoing.

On November 23, 2009, Klausner Technologies Inc. ("Klausner") filed a lawsuit against the Company and one other defendant in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 5,572,576 and 5,283,818. The patents are generally directed to visual voice mail. The complaint seeks an injunction and monetary damages. Klausner served RIM on March 23, 2010. Proceedings are ongoing.

From time to time, the Company is involved in other claims in the normal course of business. The following additional patent suits were filed against the Company since the end of fiscal 2010:

On March 3, 2010, Smartphone Technologies LLC ("Smartphone") filed a lawsuit against the Company and 12 other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,950,645; 7,076,275; 5,742,905; 7,506,064; 6,533,342; 6,711,609 and RE40,459. On October 15, 2010, Smartphone amended its complaint alleging infringement of three additional patents U.S. Patent Nos. 6,505,215; 6,728,786 and 7,693,949. The patents are generally directed to phone features relating to dialing and background task management, device power management, telephonic and data networking, displaying Internet content, and synchronization. The complaint seeks an injunction and monetary damages. During a scheduling conference held on September 7, 2010, the Markman hearing was scheduled for September 8, 2011 and the jury selection for trial was set for March 5, 2012. Proceedings are ongoing.

On March 31, 2010, MobileMedia Ideas LLC filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies including mobile telephone user interfaces, call control, speech signal transmission and imaging. The claim construction hearing is scheduled for January 11, 2012, and trial is scheduled to begin July 12, 2012. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On June 30, 2010, Bandspeed Inc. filed a lawsuit against the Company as well as 36 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for October 23, 2012, and trial is scheduled to begin July 1, 2013. Proceedings are ongoing.

On August 4, 2010, EON Corporation IP Holdings LLC ("EON") filed a lawsuit against the Company as well as 16 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for January 5, 2012, and trial is scheduled to begin October 1, 2012. Proceedings are ongoing.

On September 2, 2010, Innovative Sonic Limited filed suit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for November 10, 2011, and trial is scheduled to begin June 4, 2012. Proceedings are ongoing.

On September 7, 2010, Wordcheck Tech LLC filed a lawsuit against the Company as well as over 40 other defendants in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 6,782,510. The patent is generally directed to a word checking tool. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On September 8, 2010, Eatoni Ergonomics, Inc. ("Eatoni") filed a motion to vacate a June 8, 2010 arbitration award and a March 2007 arbitration award in the Southern District of New York in a lawsuit filed on November 19, 2008 against the Company alleging that: RIM breached the March 2007 arbitration award; the license to RIM for Eatoni's U.S. Patent 6,885,317 (the "'317 Patent") is invalid; RIM infringed the '317 Patent; and RIM monopolized the reduced QWERTY market with its Sure Type line of devices. The original lawsuit to which this matter relates was filed on April 28, 2005 and settled on September 26, 2005 through mediation. A subsequent arbitration proceeding was held in February 2007 with an arbitration award issued in March 2007. An arbitration related to the current court action was held in December 2009 with an arbitration award issued on June 8, 2010. Proceedings are ongoing.

On September 23, 2010, EON filed suit in the U.S. District Court for the District of Delaware against the Company and 16 other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive television. The Complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On October 20, 2010, TQP Development LLC filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint alleges infringement of U.S. Patent No. 5,412,730. The patent generally relates to encryption technology. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On October 28, 2010, Alfred Levine amended his complaint to add the Company to a suit filed in the U.S. District Court for the Eastern District of Texas (Marshall Division). Fourteen other defendants are named in the suit. The complaint alleges infringement of U.S. Patents Nos. 6,243,030 and 6,140,943. The patents are generally directed to wireless navigation systems. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for December 21, 2011, and trial is scheduled to begin May 7, 2012. Proceedings are ongoing.

On January 5, 2011, Advanced Display Technologies of Texas, LLC filed a lawsuit against the Company as well as over eight other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent Nos. 5,739,931 and 6,261,664. These patents are generally directed to display technologies. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On February 23, 2011, Summit 6 LLC filed a lawsuit against the Company as well as five other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent Nos. 7,765,482 and 6,895,557. These patents are generally directed to web-based media submission tools. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On February 24, 2011, Golden Bridge Technology, Inc. filed a lawsuit against the Company as well as over 20 other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 11, 2011, OGMA, LLC filed a lawsuit against the Company as well as 13 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserts infringement of U.S. Patent No 6,150,947 generally directed to programmable motion-sensitive sound effect devices. The complaint seeks monetary damages and other relief the Court decides is just and appropriate. Proceedings are ongoing.

On March 15, 2011, Unified Messaging Solutions, LLC filed a lawsuit against the Company as well as 19 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division). The complaint asserts infringement of U.S. Patent Nos. 6,857,074; 7,836,141; 7,895,306; and 7,895,313 generally directed to web-based messaging service technology. The complaint seeks monetary damages and further relief as the Court may deem just and appropriate. Proceedings are ongoing.

On March 16, 2011, MOSAID Technologies Inc. filed a lawsuit against the Company, as well as 20 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserts infringement of U.S. Patent Nos. 5,131,006; 5,151,920; 5,422,887; 5,706,428; 6,563,786; 6,563,786 and 6,992,972. The patents are generally directed to IEEE 802.11 technology. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 18, 2011, Content Delivery Solutions, LLC filed a complaint against the Company as well as nine other defendants in the U.S. District Court for the Western District of Texas (Austin) asserting infringement of U.S. Patent Nos. 6,058,418 and 6,393,471 which generally relate to marketing data delivery technology. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 18, 2011, Imperium (IP) Holdings, Inc., filed a complaint against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,271,884; 6,838,651; 6,838,715; 7,064,768; and 7,109,535; however, only two of these patents have been asserted against the Company (U.S. Patent Nos. 6,271,884 and 6,838,715). The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2011 were transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At February 26, 2011, approximately 59% of cash and cash equivalents, 25% of accounts receivables and 8% of accounts payable are denominated in foreign currencies (February 27, 2010 — 38%, 22% and 7%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized in current period income. The cash flow hedges were fully effective at February 26, 2011. As at February 26, 2011, the net unrealized losses on these forward contracts was approximately $20 million (February 27, 2010 — net unrealized gains of $62 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at February 26, 2011, net unrealized losses of $46 million were recorded in respect of this amount (February 27, 2010 — net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company continues to experience significant sales growth, resulting in the growth in its carrier customer base in terms of numbers, sales and account receivables volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at February 26, 2011 is $2 million (February 27, 2010 — $2 million). The Company also places insurance coverage for a portion of its accounts receivable balances. While the Company sells to a variety of customers, one customer comprised 15% of accounts receivable as at February 26, 2011 (February 27, 2010 — one customer comprised 14%). Additionally, two customers comprised 11% each of the Company's fiscal 2011 revenue (fiscal 2010 revenue — three customers comprised 20%, 13% and 10%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 26, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 59% (February 27, 2010 — 24%).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2011, no single issuer represented more than 19% of the total cash, cash equivalents and investments (February 27, 2010 — no single issuer represented more than 8% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's ability and intent to hold the debt securities to maturity. During fiscal 2011, the Company recorded an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million. In addition, the Company recorded an other-than-temporary impairment charge on its LBIE bankruptcy trust claim in the amount of $11 million.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of February 26, 2011, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Co-CEOs and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Exchange Act. Based on that evaluation, the Co-CEOs and the Chief Financial Officer have concluded that, as of such date, the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company's assets that could have a material affect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 26, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of February 26, 2011, the Company's internal control over financial reporting was effective.

The Company's independent auditors have issued an audit report on the Company's internal control over financial reporting. This report is included with the Consolidated Financial Statements.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended February 26, 2011, no changes were made to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the Consolidated Financial Statements and all of the financial information in this Annual Report. The Consolidated Financial Statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgments required for such preparation. The financial information appearing throughout this Annual Report is consistent with the Consolidated Financial Statements. The Consolidated Financial Statements have been reviewed by the Audit and Risk Management Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely Consolidated Financial Statements.

The Company's Audit and Risk Management Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent registered public accounting firm to ensure that each is discharging its respective responsibilities, to review the Consolidated Financial Statements and either the quarterly review engagement report or the independent registered public accounting firm's report and to discuss significant financial reporting issues and auditing matters. The Company's external registered public accounting firm has full and unrestricted access to the Audit and Risk Management Committee to discuss audit findings, financial reporting and other related matters. The Audit and Risk Management Committee reports its findings to the Board of Directors for consideration when the Board approves the Consolidated Financial Statements for issuance to the shareholders.

The Consolidated Financial Statements for fiscal 2011, fiscal 2010 and fiscal 2009 have been audited by Ernst & Young LLP, the independent registered public accounting firm appointed by the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).



Mike Lazaridis
President & Co-CEO



Jim Balsillie
Co-CEO

Waterloo, Ontario
March 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Research In Motion Limited

We have audited **Research In Motion Limited's** [the "Company'] internal control over financial reporting as of February 26, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 26, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at February 26, 2011 and February 27, 2010, and the consolidated statements of operations, shareholders' equity and cash flows for each of the years ended February 26, 2011, February 27, 2010 and February 28, 2009 of the Company and our report dated March 29, 2011 expressed an unqualified opinion thereon.



Kitchener, Canada,
March 29, 2011.

Chartered Accountants
Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Research In Motion Limited

We have audited the accompanying consolidated financial statements of **Research In Motion Limited** [the "Company'], which comprise the consolidated balance sheets as at February 26, 2011 and February 27 2010, and the consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended February 26, 2011, February 27, 2010 and February 28, 2009, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 26, 2011 and February 27, 2010, and the results of its operations and its cash flows for each of the the years ended February 26, 2011, February 27, 2010 and February 28, 2009 in accordance with United States generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 26, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.


Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Kitchener, Canada,
March 29, 2011.

RESEARCH IN MOTION LIMITED Incorporated Under the Laws of Ontario

Consolidated Balance Sheets

(United States dollars, in millions)

	As at	
	February 26, 2011	February 27, 2010
Assets		
Current		
Cash and cash equivalents	**$ 1,791**	$ 1,551
Short-term investments	**330**	361
Accounts receivable, net	**3,955**	2,594
Other receivables	**324**	206
Inventories	**618**	660
Other current assets	**241**	247
Deferred income tax asset	**229**	194
	7,488	5,813
Long-term investments	**577**	958
Property, plant and equipment, net	**2,504**	1,957
Intangible assets, net	**1,798**	1,326
Goodwill	**508**	151
	$12,875	$10,205
Liabilities		
Current		
Accounts payable	**$ 832**	$ 615
Accrued liabilities	**2,511**	1,638
Income taxes payable	**179**	96
Deferred revenue	**108**	68
Deferred income tax liability	**—**	15
	3,630	2,432
Deferred income tax liability	**276**	141
Income taxes payable	**31**	29
	3,937	2,602
Commitments and contingencies		
Shareholders' Equity		
Capital stock and additional paid-in capital		
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable	**—**	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares.		
Issued — 523,868,644 voting common shares (February 27, 2010 — 557,328,394)	**2,359**	2,372
Treasury stock		
February 26, 2011 — 2,752,890 (February 27, 2010 — 1,458,950)	**(160)**	(94)
Retained earnings	**6,749**	5,274
Accumulated other comprehensive income (loss)	**(10)**	51
	8,938	7,603
	$12,875	$10,205

See notes to consolidated financial statements.

On behalf of the Board:



James L. Balsillie
Director



Mike Lazaridis
Director

Consolidated Statements of Shareholders' Equity

(United States dollars, in millions)

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as at March 1, 2008	$ 2,250	$ –	$ 1,653	$ 30	$ 3,933
Comprehensive income:					
Net income	–	–	1,893	–	1,893
Net change in unrealized losses on available-for-sale investments	–	–	–	(7)	(7)
Net change in fair value of derivatives designated as cash flow hedges during the year	–	–	–	(6)	(6)
Amounts reclassified to income during the year	–	–	–	(16)	(16)
Shares issued:					
Exercise of stock options	27	–	–	–	27
Stock-based compensation	38	–	–	–	38
Tax benefits related to stock-based compensation	13	–	–	–	13
Balance as at February 28, 2009	$ 2,328	$ –	$ 3,546	$ 1	$ 5,875
Comprehensive income:					
Net income	–	–	2,457	–	2,457
Net change in unrealized gains on available-for-sale investments	–	–	–	7	7
Net change in fair value of derivatives designated as cash flow hedges during the year	–	–	–	28	28
Amounts reclassified to income during the year	–	–	–	15	15
Shares issued:					
Exercise of stock options	30	–	–	–	30
Stock-based compensation	58	–	–	–	58
Tax benefits related to stock-based compensation	2	–	–	–	2
Purchase of treasury stock	–	(94)	–	–	(94)
Common shares repurchased	(46)	–	(729)	–	(775)
Balance as at February 27, 2010	$ 2,372	$ (94)	$ 5,274	$ 51	$ 7,603
Comprehensive income:					
Net income	–	–	3,411	–	3,411
Net change in unrealized losses on available-for-sale investments	–	–	–	(2)	(2)
Net change in fair value of derivatives designated as cash flow hedges during the year	–	–	–	(20)	(20)
Amounts reclassified to income during the year	–	–	–	(39)	(39)
Shares issued:					
Exercise of stock options	67	–	–	–	67
Stock-based compensation	72	–	–	–	72
Tax deficiencies related to stock-based compensation	(1)	–	–	–	(1)
Purchase of treasury stock	–	(76)	–	–	(76)
Treasury stock vested	(10)	10	–	–	-
Common shares repurchased	(141)	–	(1,936)	–	(2,077)
Balance as at February 26, 2011	$ 2,359	$(160)	$ 6,749	$ (10)	$ 8,938

See notes to consolidated financial statements.

Consolidated Statements of Operations

(United States dollars, in millions, except per share data)

	For the Year Ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Revenue			
Hardware and other	**$ 16,416**	$ 12,536	$ 9,411
Service and software	**3,491**	2,417	1,654
	19,907	14,953	11,065
Cost of sales			
Hardware and other	**10,516**	7,979	5,718
Service and software	**566**	390	250
	11,082	8,369	5,968
Gross margin	**8,825**	6,584	5,097
Operating expenses			
Research and development	**1,351**	965	685
Selling, marketing and administration	**2,400**	1,907	1,495
Amortization	**438**	310	195
Litigation	**–**	164	–
	4,189	3,346	2,375
Income from operations	**4,636**	3,238	2,722
Investment income, net	**8**	28	79
Income before income taxes	**4,644**	3,266	2,801
Provision for income taxes	**1,233**	809	908
Net income	**$ 3,411**	$ 2,457	$ 1,893
Earnings per share			
Basic	**$ 6.36**	$ 4.35	$ 3.35
Diluted	**$ 6.34**	$ 4.31	$ 3.30

See notes to consolidated financial statements.

RESEARCH IN MOTION LIMITED

Consolidated Statements of Cash Flows

(United States dollars, in millions)

	For the Year Ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Cash flows from operating activities			
Net income	**$ 3,411**	$ 2,457	$ 1,893
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	**927**	616	328
Deferred income taxes	**92**	51	(37)
Income taxes payable	**2**	5	(7)
Stock-based compensation	**72**	58	38
Other	**1**	9	6
Net changes in working capital items	**(496)**	(161)	(769)
Net cash provided by operating activities	**4,009**	3,035	1,452
Cash flows from investing activities			
Acquisition of long-term investments	**(784)**	(863)	(507)
Proceeds on sale or maturity of long-term investments	**893**	473	432
Acquisition of property, plant and equipment	**(1,039)**	(1,009)	(834)
Acquisition of intangible assets	**(557)**	(421)	(688)
Business acquisitions, net of cash acquired	**(494)**	(143)	(48)
Acquisition of short-term investments	**(503)**	(477)	(917)
Proceeds on sale or maturity of short-term investments	**786**	970	739
Net cash used in investing activities	**(1,698)**	(1,470)	(1,823)
Cash flows from financing activities			
Issuance of common shares	**67**	30	27
Tax benefits (deficiencies) related to stock-based compensation	**(1)**	2	12
Purchase of treasury stock	**(76)**	(94)	–
Common shares repurchased	**(2,077)**	(775)	–
Repayment of debt	**–**	(6)	(14)
Net cash provided by (used in) financing activities	**(2,087)**	(843)	25
Effect of foreign exchange gain (loss) on cash and cash equivalents	**16**	(6)	(3)
Net increase (decrease) in cash and cash equivalents for the year	**240**	716	(349)
Cash and cash equivalents, beginning of year	**1,551**	835	1,184
Cash and cash equivalents, end of year	**$ 1,791**	$ 1,551	$ 835

See notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

In millions of United States dollars, except share and per share data, and except as otherwise indicated

1. RESEARCH IN MOTION LIMITED AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to information, including email, voice instant messaging, short message service (SMS), Internet and intranet-based applications and browsing. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services through software development kits, wireless connectivity to data and third-party support programs. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless Handheld™ product line, software development tools and other software and hardware. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on the Toronto Stock Exchange under the symbol "RIM" and on the NASDAQ Global Select Market under the symbol "RIMM".

Basis of presentation and preparation

The consolidated financial statements include the accounts of all subsidiaries of the Company with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned. These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented except as described in note 2. Certain of the comparative figures have been reclassified to conform to the current year presentation.

The Company's fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ended February 26, 2011, February 27, 2010, and February 28, 2009 comprise 52 weeks.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, provisions for excess and obsolete inventories and liabilities for purchase commitments with contract manufacturers and suppliers, fair values of assets acquired and liabilities assumed in business combinations, royalties, amortization expense, implied fair value of goodwill, provision for income taxes, realization of deferred income tax assets and the related components of the valuation allowance, provisions for warranty and the fair values of financial instruments. Actual results could differ from these estimates.

Foreign currency translation

The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Remeasurement adjustments are included in income. Non-monetary assets and liabilities are translated at historical exchange rates.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and liquid investments with maturities of three months or less at the date of acquisition.

Accounts receivable, net

The accounts receivable balance which reflects invoiced and accrued revenue is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivables. The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and

In millions of United States dollars, except share and per share data, and except as otherwise indicated

services. The Company expects the majority of its accounts receivable balances to continue to come from large customers as it sells the majority of its devices and software products and service relay access through network carriers and resellers rather than directly.

The Company evaluates the collectability of its accounts receivables based upon a combination of factors on a periodic basis such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of accounts receivables balances could be further adjusted. The allowance for doubtful accounts as at February 26, 2011 is $2 million (February 27, 2010 — $2 million).

While the Company sells its products and services to a variety of customers, there were two customers that comprised 11% each of the Company's revenue (February 27, 2010 — three customers comprised 20%, 13% and 10%; February 28, 2009 — three customers comprised 23%, 14% and 10%).

Investments

The Company's cash equivalents and investments, other than cost method investments of $15 million (February 27, 2010 — $3 million) and equity method investments of $11 million (February 27, 2010 — $4 million), consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

Investments with maturities one year or less, as well as any investments that management intends to hold for less than one year, are classified as short-term investments. Investments with maturities in excess of one year are classified as long-term investments.

The Company determines the appropriate classification of investments at the time of purchase and subsequently reassesses the classification of such investments at each balance sheet date. Investments classified as available- for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income.

The Company assesses individual investments in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the investments. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in investment income equal to the difference between the cost basis and the fair value of the individual investment at the balance sheet date of the reporting period for which the assessment was made. The fair value of the investment then becomes the new cost basis of the investment.

Effective in the second quarter of fiscal 2010, if a debt security's market value is below its amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the Company records an other-than-temporary impairment charge to investment income for the entire amount of the impairment. For other-than-temporary impairments on debt securities that the Company does not intend to sell and it is not more likely than not that the entity will be required to sell the security before its anticipated recovery, the Company would separate the other-than-temporary impairment into the amount representing the credit loss and the amount related to all other factors. The Company would record the other-than-temporary impairment related to the credit loss as a charge to investment income and the remaining other-than-temporary impairment would be recorded as a component of accumulated other comprehensive income.

Derivative financial instruments

The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted currency spot rates and interest rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.

For derivative instruments designated as cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income, net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income. The ineffective portion of the derivative's gain or loss is recognized in current income. In order for the Company to receive hedge accounting treatment, the cash flow hedge must be highly effective in offsetting changes in the fair value of the hedged item and the relationship between the hedging instrument and the associated hedged item must be formally documented at the inception of the hedge relationship. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive income are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income. The Company did not reclassify any significant gains (losses) from accumulated other comprehensive income into income as a result of the de-designation of any derivative instrument as a hedge during fiscal 2011.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.

Inventories

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

Property, plant and equipment, net

Property, plant and equipment is stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leaseholds and other	Straight-line over terms between 5 and 40 years
BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years
Manufacturing equipment, research and development equipment and tooling	Straight-line over terms between 2 and 8 years
Furniture and fixtures	Declining balance at 20% per annum

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, licenses, and patents. Acquired technology consists of purchased developed technology arising from the Company's business acquisitions. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties' technology. Patents comprise trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, such as patents and trademarks, as well as legal defense costs arising out of the assertion of any Company-owned patents.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years
Licenses	Straight-line over terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of 5 years
Patents	Straight-line over 17 years or over estimated useful life

Goodwill

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

The Company is organized and managed as a single reportable business segment ("reporting unit"). The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is unnecessary.

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

Impairment of long-lived assets

The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Deferred income tax assets and liabilities are recognized based upon temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence.

Significant judgment is required in evaluating the Company's uncertain tax positions and provisions for income taxes. Liabilities for uncertain tax positions are recognized based on a two-step approach. The first step is to evaluate whether a tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is to measure the tax position that has met the recognition threshold as the largest amount that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income tax payable and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain tax positions as interest expense that is netted and reported within investment income.

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and experimental development expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company's major categories of revenue.

Hardware

Revenue from the sale of BlackBerry wireless devices is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs. The estimated cost of the incentive programs is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. Price protection is accrued as a reduction to revenue based on estimates of future price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company's shipping and handling costs are included in cost of sales. Shipping and handling costs that can't be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-element arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company's typical multiple-element arrangements involve: (i) handheld devices with services and (ii) software with technical support services.

For the Company's arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price ("VSOE"). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish selling price of each element based on acceptable third party evidence of selling price ("TPE"); however, the

Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price ("BESP") in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company's management, taking into consideration the Company's marketing strategy.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. There were no material impacts to the amount of revenue recognized during the year, nor does the Company expect a material impact in the near term, from changes in VSOE, TPE or BESP.

Research and development

Research costs are expensed as incurred. Development costs for BlackBerry devices and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. The Company's products are generally released soon after technological feasibility has been established and therefore costs incurred subsequent to achievement of technological feasibility are not significant and have been expensed as incurred.

Comprehensive income

Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company's reportable items of comprehensive income are cash flow hedges as described in note 15 and changes in the fair value of available-for-sale investments as described in note 5. Realized gains or losses on available-for-sale investments are reclassified into investment income using the specific identification basis.

Earnings per share

Earnings per share is calculated based on the weighted-average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Stock-based compensation plans

The Company has stock-based compensation plans, which are described in note 9(b).

The Company has an incentive stock option plan for officers and employees of the Company or its subsidiaries. Under the terms of the plan, as revised in fiscal 2008, no stock options may be granted to independent directors. The Company measures stock-based compensation expense at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and our results of operations would be impacted.

Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to capital stock.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company has a Restricted Share Unit Plan (the "RSU Plan") under which eligible participants include any officer or employee of the Company or its subsidiaries. At the Company's discretion, Restricted Share Units ("RSUs") are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The RSUs vest over a three-year period, either on the third anniversary date or in equal instalments on each anniversary date over the vesting period. The Company classifies RSUs as equity instruments as the Company has the ability and intent to settle the awards in shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company's common shares on the business day of the grant date. The Company recognizes compensation expense over the vesting period of the RSU.

Upon issuance of the RSU, common shares for which RSUs may be exchanged will be purchased on the open market by a trustee selected and funded by the Company. The trustee has been appointed to settle the Company's obligation to deliver shares to individuals upon vesting. In addition, upon vesting, the trustee is required to sell enough shares to cover the individual recipient's minimum statutory withholding tax requirement, with the remaining shares delivered to the individual. As the Company is considered to be the primary beneficiary of the trust, the trust is considered a variable interest entity and is consolidated by the Company.

The Company has a Deferred Share Unit Plan (the "DSU Plan"), adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units ("DSUs") in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 50% of each independent director's annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company's shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards and are awarded on a quarterly basis. These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. If the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.

Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in selling, marketing and administration.

2. ADOPTION OF ACCOUNTING POLICIES

In January 2010, the Financial Accounting Standards Board (the "FASB") issued authoritative guidance to improve disclosures about fair value measurements. The guidance amends previous literature to require an entity to provide a number of additional disclosures regarding fair value measurements including significant transfers between Level 1 and Level 2 on a gross basis and the reasons for such transfers, transfers in and out of Level 3 on a gross basis and the reasons for such transfers, the entity's policy for recognizing transfers between Levels and to disclose information regarding purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation of recurring fair value measurements. The guidance also further clarifies existing guidance on disclosure requirements around disaggregation and valuation techniques for both recurring and non-recurring fair value measurements in either

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Level 2 or Level 3. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 reconciliation which is effective for interim and annual periods beginning after December 15, 2010. The Company adopted this authoritative guidance in the first quarter of fiscal 2011, with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements, which the Company will adopt in the first quarter of fiscal 2012. The adoption did not have a material impact on the Company's results of operations, financial condition and the Company's disclosures. The adoption of the remaining guidance in the first quarter of fiscal 2012 is not expected to have a material impact on the Company's results of operations, financial condition and the Company's disclosures.

In October 2009, the FASB issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to provide that software revenue recognition guidance should not be applied to tangible products containing software components and non-software components that function together to deliver the product's essential functionality. As a result of this guidance, revenue from most of the Company's devices and services, including its BlackBerry wireless devices, is no longer recognized using the industry-specific software revenue recognition guidance.

In October 2009, the FASB also issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when VSOE or TPE does not exist for products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance.

The new authoritative guidance described above is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 on a prospective basis for applicable transactions entered into or materially modified after February 27, 2010. The adoption did not have a material impact on the Company's results of operations and financial condition for the fiscal year ended February 26, 2011, and the Company does not expect the adoption to have a material effect on financial statements in future periods.

The Company has not significantly changed its view on units of accounting, allocation of arrangement consideration to the units of accounting or the timing of revenue recognition. Due to the new authoritative guidance implemented in the first quarter of fiscal 2011, the Company modified its revenue recognition accounting policy, which is described above.

In June 2009, the FASB issued authoritative guidance to amend the manner in which an enterprise performs an analysis to determine whether the enterprise's variable interest gives it a controlling interest in the variable interest entity ("VIE"). The guidance uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity's losses and rights to receive benefits from the entity. The guidance also requires enhanced disclosures related to the VIE. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 and the adoption did not have material impact on the Company's results of operations and financial condition.

In June 2009, the FASB issued authoritative guidance amending the accounting for transfers of financial assets. The guidance, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor's continuing involvement with transferred financial assets. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 and the adoption did not have a material impact on the Company's results of operations and financial condition.

3. RECENTLY ISSUED PRONOUNCEMENTS

In November 2008, the Securities Exchange Commission ("SEC") announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards. Among other things, the SEC stated that it has directed its staff to execute a work plan which will include consideration of IFRS as it exists today and after completion of various "convergence" projects currently underway between U.S. and international accounting standards setters. On October 29, 2010,

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

the SEC issued a progress report for its work plan considering the impact of incorporating IFRS on the U.S. financial reporting system. The SEC staff is currently using a sample of global jurisdictions to analyze how IFRS is being incorporated in other jurisdictions and to assess its potential impact on a variety of stakeholders including investors, regulators, and issuers. The Financial Accounting Standards Board, in conjunction with the IASB, have prioritized the completion of certain convergence projects, while certain other projects have been deferred beyond the original June 2011 target completion date. In 2011, assuming completion of certain projects and the SEC staff's work plan, the SEC is expected to decide whether to incorporate IFRS into the U.S. financial reporting system.

4. CASH, CASH EQUIVALENTS AND INVESTMENTS

The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at February 26, 2011							
Bank balances	**$ 288**	**$ –**	**$ –**	**$ 288**	**$ 288**	**$ –**	**$ –**
Money market fund	**20**	**–**	**–**	**20**	**20**	**–**	**–**
Bankers acceptances	**468**	**–**	**–**	**468**	**468**	**–**	**–**
Term deposits/certificates	**125**	**–**	**–**	**125**	**109**	**16**	**–**
Commercial paper	**416**	**–**	**–**	**416**	**369**	**47**	**–**
Non-U.S. treasury bills/notes	**509**	**–**	**–**	**509**	**509**	**–**	**–**
U.S. treasury bills/notes	**82**	**–**	**–**	**82**	**–**	**40**	**42**
U.S. government sponsored enterprise notes	**190**	**1**	**–**	**191**	**8**	**66**	**117**
Non-U.S. government sponsored enterprise notes	**26**	**–**	**–**	**26**	**–**	**10**	**16**
Corporate notes/bonds	**342**	**4**	**–**	**346**	**20**	**150**	**176**
Asset-backed securities	**141**	**–**	**–**	**141**	**–**	**1**	**140**
Auction-rate securities	**35**	**–**	**–**	**35**	**–**	**–**	**35**
Other investments	**51**	**–**	**–**	**51**	**–**	**–**	**51**
	$2,693	**$ 5**	**$ –**	**$2,698**	**$1,791**	**$330**	**$577**
As at February 27, 2010							
Bank balances	$ 535	$ –	$ –	$ 535	$ 535	$ –	$ –
Money market fund	3	–	–	3	3	–	–
Bankers acceptances	297	–	–	297	297	–	–
Term deposits/certificates	80	–	–	80	80	–	–
Commercial paper	508	–	–	508	473	35	–
Non-U.S. treasury bills/notes	92	–	–	92	92	–	–
U.S. treasury bills/notes	111	–	–	111	–	51	60
U.S. government sponsored enterprise notes	442	4	–	446	71	71	304
Non-U.S. government sponsored enterprise notes	120	1	–	121	–	41	80
Corporate notes/bonds	347	7	–	354	–	152	202
Asset-backed securities	280	3	–	283	–	11	272
Auction-rate securities	41	–	(8)	33	–	–	33
Other investments	7	–	–	7	–	–	7
	$2,863	$15	$(8)	$2,870	$1,551	$361	$958

Realized gains and losses on available-for-sale securities comprise the following:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Realized gains	**$2**	$–	$ –
Realized losses	**–**	–	(2)
Net realized gains (losses)	**$2**	$–	$(2)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The contractual maturities of available-for-sale investments at February 26, 2011 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$1,813	$1,813
Due in one to five years	462	467
Due after five years	59	59
No fixed maturity date	45	45
	$2,379	$2,384

As at February 26, 2011, the Company had no investments with continuous unrealized losses. As at February 27, 2010, investments with continuous unrealized losses for less than 12 months and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or greater		Total	
As at February 27, 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Auction-rate securities	$–	$–	$33	$8	$33	$8
	$–	$–	$33	$8	$33	$8

During fiscal 2011, the Company recognized an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million as a result of the lack of continuing liquidity in these securities. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the consolidated balance sheet as at February 26, 2011.

During fiscal 2011, the Company also recognized an other-than-temporary impairment charge of $11 million against a portion of its claim on Lehman Brothers International (Europe) ("LBIE") trust assets. These assets are represented by principal and interest payments from matured investments that were originally held at LBIE at the time of bankruptcy. The Company has classified $25 million of these holdings as other investments on the consolidated balance sheet as at February 26, 2011. Previously, these holdings were classified as bank balances on the consolidated balance sheet as at February 27, 2010. The classification change is represented in the consolidated statement of cash flows for the year ended February 26, 2011 as an acquisition of long-term investments.

5. FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

- Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
- Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The carrying amounts of the Company's cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers' acceptances, term deposits/certificates and commercial paper, the independent third party utilizes amortized cost as the short-term nature of the securities approximates fair value. For corporate notes/bonds (other than those classified as Level 3), U.S. treasury bills/notes, non-U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes and asset backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers' acceptances by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings. The bankers' acceptances held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by financing or capital organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the Federal and/or Provincial Governments of Canada and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Freddie Mac and Fannie Mae and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by European or Latin American countries and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for asset backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated via cash flow pricing methodology using unobservable inputs such as actual monthly interest and principal payments received, maturity rates of holdings, historical prices realized on sales, defaults experienced, maturity extension risk, pricing for similar securities, collateral value, and recovery value for similar securities. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle. The fair value includes an impairment charge of $4 million recognized in fiscal 2008.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows. The fair value includes an impairment charge of $6 million recognized in fiscal 2011 as discussed in note 4.

The fair value of other investments is represented by the trust claim on LBIE bankruptcy assets and is estimated using unobservable inputs such as estimated recovery values and prices observed on market activity for similar LBIE bankruptcy claims. The fair value includes an impairment charge of $11 million recognized in fiscal 2011 as discussed in note 4.

The fair value of currency forward contracts and currency option contracts has been determined using notional and exercise values, transaction rates, market quoted currency spot rates and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis:

As at February 26, 2011	Level 1	Level 2	Level 3	Total
Assets				
Available-for-sale investments				
Money market fund	$ 20	$ –	$ –	$ 20
Banker acceptances	–	468	–	468
Term deposits/certificates	–	125	–	125
Commercial paper	–	416	–	416
Non-U.S. treasury bills/notes	–	509	–	509
U.S. treasury bills/notes	–	82	–	82
U.S. government sponsored enterprise notes	–	191	–	191
Non-U.S. government sponsored enterprise notes	–	26	–	26
Corporate notes/bonds	–	335	11	346
Asset-backed securities	–	141	–	141
Auction-rate securities	–	–	35	35
Other investments	–	–	25	25
Total available-for-sale investments	$ 20	$2,293	$71	$2,384
Currency forward contracts	–	63	–	63
Currency options contracts	–	1	–	1
Total assets	$ 20	$2,357	$71	$2,448
Liabilities				
Currency forward contracts	$ –	$ 129	$ –	$ 129
Currency option contracts	–	1	–	1
Total liabilities	$ –	$ 130	$ –	$ 130

As at February 27, 2010	Level 1	Level 2	Level 3	Total
Assets				
Available-for-sale investments				
Money market fund	$ 3	$ –	$ –	$ 3
Bankers acceptances	–	297	–	297
Term deposits/certificates	–	80	–	80
Commercial paper	–	508	–	508
Non-U.S. treasury bills/notes	–	92	–	92
U.S. treasury bills/notes	–	111	–	111
U.S. Government sponsored enterprise notes	–	446	–	446
Non-U.S. government sponsored enterprise notes	–	121	–	121
Corporate notes/bonds	–	339	15	354
Asset-backed securities	–	283	–	283
Auction-rate securities	–	–	33	33
Total available-for-sale investments	$ 3	$2,277	$48	$2,328
Currency forward contracts	–	97	–	97
Total assets	$ 3	$2,374	$48	$2,425
Liabilities				
Currency forward contracts	$ –	$ 6	$ –	$ 6
Total liabilities	$ –	$ 6	$ –	$ 6

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table summarizes the changes in fair value of the Company's Level 3 assets for the year ended February 26, 2011:

	Level 3
Balance at February 28, 2009	$52
Transfers out of Level 3	(4)
Balance at February 27, 2010	48
Change in market values	**2**
Transfers out of Level 3	**(4)**
Transfers into Level 3	**25**
Balance at February 26, 2011	**$71**

The Company recognizes transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. During the year ended February 26, 2011, the Company transferred $25 million into Level 3 from bank balances representing the trust claim on LBIE bankruptcy assets. There were no other significant transfers in or out of Level 1, Level 2 or Level 3 during the year.

6. CONSOLIDATED BALANCE SHEETS DETAIL

Inventories

Inventories were comprised as follows:

	As at	
	February 26, 2011	February 27, 2010
Raw materials	**$ 552**	$ 490
Work in process	**222**	232
Finished goods	**94**	55
Provision for excess and obsolete inventories	**(250)**	(117)
	$ 618	$ 660

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at	
	February 26, 2011	February 27, 2010
Cost		
Land	**$ 128**	$ 97
Buildings, leaseholds and other	**1,155**	934
BlackBerry operations and other information technology	**1,803**	1,153
Manufacturing equipment, research and development equipment, and tooling	**380**	347
Furniture and fixtures	**433**	347
	3,899	2,878
Accumulated amortization	**1,395**	921
Net book value	**$2,504**	$1,957

As at February 26, 2011, the carrying amount of assets under construction was $296 million (February 27, 2010 — $254 million). Of this amount, $164 million (February 27, 2010 — $111 million) was included in buildings, leaseholds and other; $131 million

In millions of United States dollars, except share and per share data, and except as otherwise indicated

(February 27, 2010 — $103 million) was included in BlackBerry operations and other information technology; and $1 million (February 27, 2010 — $41 million) was included in manufacturing equipment, research and development equipment, and tooling.

As at February 26, 2011, $32 million of land and building continues to be classified as an asset held for sale and accordingly remains classified as other current assets.

For the year ended February 26, 2011, amortization expense related to property, plant and equipment was $497 million (February 27, 2010 — $345 million; February 28, 2009 — $203 million).

Intangible assets, net

Intangible assets were comprised of the following:

	As at February 26, 2011		
	Cost	**Accumulated amortization**	**Net book value**
Acquired technology	**$ 321**	**$125**	**$ 196**
Licenses	**1,232**	**467**	**765**
Patents	**1,114**	**277**	**837**
	$2,667	**$869**	**$1,798**

	As at February 27, 2010		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 166	$ 71	$ 95
Licenses	712	197	515
Patents	889	173	716
	$1,767	$441	$1,326

During fiscal 2011, the additions to intangible assets primarily consisted of licenses acquired in relation to amended or renewed licensing agreements relating to 3G and 4G technologies, certain patents acquired as a result of patent assignment and transfer agreements, including one entered into by the Company and Motorola, Inc. as part of a Settlement and License Agreement entered into on June 10, 2010, which settled all outstanding worldwide litigation between the two companies, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions discussed in note 7.

During fiscal 2010, the additions to intangible assets primarily consisted of $104 million as part of a definitive agreement to settle all outstanding worldwide patent litigation ("the Visto Litigation") with Visto Corporation ("Visto") as described in note 10(c), agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features and intangible assets associated with the business acquisitions discussed in note 7.

For the year ended February 26, 2011, amortization expense related to intangible assets was $430 million (February 27, 2010 — $271 million; February 28, 2009 — $125 million). Total additions to intangible assets in fiscal 2011 were $906 million (2010 — $531 million).

Based on the carrying value of the identified intangible assets as at February 26, 2011 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five fiscal years is expected to be as follows: 2012 — $646 million; 2013 — $331 million; 2014 — $257 million; 2015 — $150 million; and 2016 — $94 million.

The weighted-average remaining useful life of the acquired technology is 3.5 years (2010 — 3.4 years).

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Accrued liabilities

Accrued liabilities were comprised of the following:

	As at	
	February 26, 2011	February 27, 2010
Marketing costs	**$ 419**	$ 225
Vendor inventory liabilities	**116**	126
Warranty	**459**	252
Royalties	**461**	384
Carrier liabilities	**308**	146
Other	**748**	505
	$2,511	$1,638

Other accrued liabilities as noted in the above chart, include, among other things, salaries, payroll withholding taxes and incentive accruals, none of which are greater than 5% of the current liabilities balance.

7. BUSINESS ACQUISITIONS

During fiscal 2011, the Company purchased for cash consideration 100% of the shares of a company whose acquired technology is being incorporated through a BlackBerry application. The transaction closed on February 11, 2011.

During fiscal 2011, a wholly-owned subsidiary of the Company purchased for cash consideration 100% of the common shares of a subsidiary of TAT The Astonishing Tribe ("TAT"). TAT's design expertise and technologies will be incorporated into the Company's products to enhance the user interface and customer experience. The transaction closed on December 23, 2010.

During fiscal 2011, the Company purchased for cash consideration 100% of the shares of a company whose acquired technologies will enhance the Company's ability to manage application store fronts and data collection. The transaction closed on August 20, 2010.

During fiscal 2011, the Company purchased for cash consideration certain assets of a company whose acquired technologies will enhance document access and handling capabilities. The transaction closed on July 12, 2010.

During fiscal 2011, the Company purchased for cash consideration 100% of the common shares of QNX Software Systems ("QNX") for $200 million. QNX's proprietary software has been incorporated into the Company's products. The transaction closed on June 1, 2010.

During fiscal 2011, the Company purchased for cash consideration 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on March 26, 2010.

During fiscal 2010, the Company purchased for cash consideration certain assets of a company whose acquired technologies will be used in next generation wireless technologies. The transaction closed on February 9, 2010.

During fiscal 2010, the Company purchased for cash consideration 100% of the common shares of Torch Mobile Inc. ("Torch"). The transaction closed on August 21, 2009. Torch provides the Company with web browser based technology.

During fiscal 2010, the Company purchased for cash consideration 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on May 22, 2009.

During fiscal 2010, the Company purchased 100% of the common shares of Certicom Corp. ("Certicom") at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131 million. The transaction closed on March 23, 2009. Certicom is a leading provider of cryptography required by software vendors and device manufacturers looking to protect the value of content, applications and devices with government approved security using Elliptic Curve Cryptography.

The acquisitions were accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value, if any, is recorded as goodwill, which is not expected to be deductible for tax purposes. In-process research and development is charged to amortization expense immediately after acquisition. The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Effective fiscal 2010, the Company expenses: (a) all direct costs associated with the acquisitions as incurred; (b) compensation paid to employees for pre-combination services as part of the consideration paid; and (c) compensation paid to employees for post-combination services as operating expenses separate from the business combination. The Company no longer expenses in-process research and development; instead it is capitalized and amortized over its estimated useful life once it is ready for use. The Company recognizes the excess of the fair value of net assets acquired over consideration paid in income.

During fiscal 2009, the Company purchased 100% of the common shares of Chalk Media Corp ("Chalk"). The transaction closed on January 30, 2009. Chalk is the developer of Mobile chalkboard™, which enables the rapid creation and secure, tracked deployment of media-rich "Pushcasts"™ to BlackBerry smartphones.

During fiscal 2009, the Company purchased 100% of the common shares of a company whose proprietary software is being incorporated into the Company's software. The transaction closed on February 13, 2009.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition along with prior year's acquisition allocations:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Assets purchased			
Current assets	**$ 11**	$ 19	$ 1
Property, plant and equipment	**5**	–	1
Deferred income tax asset	**1**	26	3
Acquired technology	**152**	73	31
In-process research and development	**–**	–	2
Patents	**–**	37	–
Goodwill[1]	**357**	13	23
	526	168	61
Liabilities assumed	**11**	15	13
Deferred income tax liability	**17**	1	–
	28	16	13
Net non-cash assets acquired	**498**	152	48
Cash acquired	**1**	9	2
Net assets acquired	**499**	161	50
Excess of net assets acquired over consideration paid[2]	**–**	(9)	–
Purchase price	**$499**	$152	$50
Consideration			
Cash consideration	**$494**	$152	$50
Contingent consideration[3]	**5**	–	–
	$499	$152	$50

[1] Represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases. Goodwill as a result of certain assets purchased is expected to be deductible for tax purposes in the amount of approximately $20 million.

[2] The Company recorded a gain of $9 million as a result of the excess of net assets acquired over consideration paid on one of the acquisitions. The excess of the fair value of net assets acquired over consideration paid resulted from the combination of the significant value attributed to the identifiable intangible assets and the Company's ability to utilize tax losses of an

In millions of United States dollars, except share and per share data, and except as otherwise indicated

acquiree, which was generally not available to other market participants. The gain was recognized in selling, marketing and administration during fiscal 2010.

(3) The Company has agreed to additional consideration contingent upon the achievement of certain agreed upon technology and working capital milestones, and earnings targets.

During fiscal 2011, the Company expensed approximately $3 million of acquisition related costs due to the current period acquisitions. Acquisition related costs were recognized in selling, marketing and administration during the year.

The weighted average amortization period of the acquired technology related to the business acquisitions completed in fiscal 2011 is approximately 3.8 years (2010 — 3.7 years).

The weighted average amortization period of the patents related to the business acquisitions in fiscal 2011 and fiscal 2010 are nil and 18.1 years, respectively.

Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company's consolidated results.

8. INCOME TAXES

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Statutory Canadian tax rate	**30.5%**	32.8%	33.4%
Expected income tax provision	**$1,414**	$1,072	$ 936
Differences in income taxes resulting from:			
Impact of Canadian U.S. dollar functional currency election	**—**	(145)	–
Investment tax credits	**(138)**	(101)	(81)
Manufacturing and processing activities	**(71)**	(52)	(50)
Foreign tax rate differences	**15**	5	(16)
Adjustments to deferred tax balances for enacted changes in tax laws and rates	**15**	8	1
Non-deductible stock compensation	**7**	10	10
Foreign exchange	**(1)**	3	100
Other differences	**(8)**	9	8
	$1,233	$ 809	$ 908

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Income before income taxes:			
Canadian	**$4,279**	$2,999	$2,584
Foreign	**364**	267	216
	$4,643	$3,266	$2,800

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The provision for (recovery of) income taxes consists of the following:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Provision for (recovery of) income taxes:			
Current			
Canadian	**$1,059**	$696	$880
Foreign	**83**	62	69
Deferred			
Canadian	**57**	21	(36)
Foreign	**34**	30	(5)
	$1,233	$809	$908

Deferred income tax assets and liabilities consist of the following temporary differences:

	As at	
	February 26, 2011	February 27, 2010
Assets		
Non-deductible reserves	**$ 225**	$ 190
Tax loss carryforwards	**36**	35
Unrealized losses on financial instruments	**5**	–
Other tax carryforwards	**18**	13
Net deferred income tax assets	**284**	238
Liabilities		
Property, plant and equipment	**(318)**	(162)
Research and development	**(13)**	(21)
Unrealized gains on financial instruments	**–**	(17)
Net deferred income tax liabilities	**(331)**	(200)
Net deferred income tax asset (liability)	**$ (47)**	$ 38
Deferred income tax asset — current	**$ 229**	$ 194
Deferred income tax liability — current	**–**	(15)
Deferred income tax asset — long term	**–**	–
Deferred income tax liability — long-term	**(276)**	(141)
	$ (47)	$ 38

The Company determined that it is more likely than not that it can realize its deferred income tax assets. Accordingly, no valuation allowance is required on its deferred income tax assets as at February 26, 2011 (February 27, 2010 — nil). The Company will continue to evaluate and examine the valuation allowance on a regular basis, and when required, the valuation allowance may be adjusted.

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely.

The Company's total unrecognized income tax benefits as at February 26, 2011 and February 27, 2010 were $164 million and $161 million respectively. A reconciliation of the beginning and ending amount of unrecognized income tax benefits that, if recognized, would affect the Company's effective tax rate is as follows:

	(in millions)
Unrecognized income tax benefits balance as at February 27, 2010	$161
Foreign exchange	**4**
Increase for tax positions of prior years	**8**
Settlement of tax positions	**(2)**
Other	**(7)**
Unrecognized income tax benefits balance as at February 26, 2011	**$164**

As at February 26, 2011, the total unrecognized income tax benefits of $164 million include approximately $111 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $53 million is recorded within current taxes payable and other non-current taxes payable on the Company's consolidated balance sheet as of February 26, 2011.

A summary of open tax years by major jurisdiction is presented below:

Canada(1)	Fiscal 2003-2011
United States(1)	Fiscal 2008-2011
United Kingdom	Fiscal 2009-2011

(1) Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Canada Revenue Agency ("CRA") is currently examining the Company's fiscal 2006 to fiscal 2009 Canadian corporate tax filings. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $8 million of its gross unrecognized income tax benefit will decrease in the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at February 26, 2011 was approximately $12 million (February 27, 2010 — approximately $9 million). The amount of penalties accrued as at February 26, 2011 was nil (February 27, 2010 — nil).

9. CAPITAL STOCK

(a) Capital stock

The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. At February 26, 2011 and February 27, 2010, there were no Class A common shares or preferred shares outstanding.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following details the changes in issued and outstanding common shares for the three years ended February 26, 2011:

	Capital Stock and Additional Paid-In Capital		Treasury Stock	
	Stock Outstanding (000's)	Amount	Stock Outstanding (000's)	Amount
Common shares outstanding as at March 1, 2008	562,652	$2,250	–	$ –
Exercise of stock options	3,565	27	–	–
Conversion of restricted share units	2	–	–	–
Stock-based compensation	–	38	–	–
Tax benefits related to stock-based compensation	–	13	–	–
Common shares outstanding as at February 28, 2009	566,219	2,328	–	–
Exercise of stock options	3,408	30	–	–
Conversion of restricted share units	2	–	–	–
Stock-based compensation	–	58	–	–
Tax benefits related to stock-based compensation	–	2	–	–
Purchase of treasury stock	–	–	1,459	(94)
Common shares repurchased	(12,300)	(46)	–	–
Common shares outstanding as at February 27, 2010	557,329	2,372	1,459	(94)
Exercise of stock options	**3,737**	**67**	–	–
Stock-based compensation	–	**72**	–	–
Tax deficiencies related to stock-based compensation	–	**(1)**	–	–
Purchase of treasury stock	–	–	**1,471**	**(76)**
Treasury stock vested	**2**	**(10)**	**(177)**	**10**
Common shares repurchased	**(37,199)**	**(141)**	–	–
Common shares outstanding as at February 26, 2011	**523,869**	**$2,359**	**2,753**	**$(160)**

On November 4, 2009, the Company's Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the "2010 Repurchase Program"). In the first quarter of fiscal 2011, the Company repurchased 5.9 million common shares at a cost of $410 million pursuant to the 2010 Repurchase Program. There was a reduction of approximately $23 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $387 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the 2010 Repurchase Program have been cancelled. Under the 2010 Repurchase Program, the Company repurchased a total of 18.2 million common shares for an aggregate cost of $1.2 billion, resulting in the effective completion of the 2010 Repurchase Program.

On June 24, 2010, the Company's Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares (the "2011 Repurchase Program"). Under the 2011 Repurchase Program, the Company repurchased and cancelled 31.3 million common shares at a cost of $1.7 billion, resulting in the effective completion of the 2011 Repurchase Program. There was a reduction of approximately $119 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $1.6 billion was charged to retained earnings.

The approximately 31.3 million common shares purchased under the 2011 Repurchase Program together with the 18.2 million common shares purchased by the Company under the 2010 Repurchase Program, represent approximately 10% of the Company's public float of common shares.

The Company had 524 million voting common shares outstanding, options to purchase 5 million voting common shares, 3 million RSUs and 51,500 DSUs outstanding as at March 22, 2011.

In millions of United States dollars, except share and per share data, and except as otherwise indicated

(b) Stock-based compensation

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of approximately $31 million in fiscal 2011 (fiscal 2010 — $37 million; fiscal 2009 — $38 million) in relation to stock-based compensation expense.

The Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Stock options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 14 million stock options available for future grants under the stock option plan as at February 26, 2011.

In fiscal 2010, the Company completed the repricing to a higher exercise price of certain of its outstanding stock options. This repricing followed a voluntary internal review by the Company of its historical stock option granting practices. Repriced options in fiscal 2010, which were all done on a voluntary basis between the Company and the option holder, included 27 stock option grants to 25 individuals in respect of options to acquire 456,800 common shares (fiscal 2009 — 43 stock option grants to 40 individuals in respect of options to acquire 752,775 common shares). As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock compensation expense related to these repricing events.

As part of a settlement agreement reached with the Ontario Securities Commission ("OSC"), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman agreed to contribute, in aggregate, a total of approximately CAD $83 million to RIM, consisting of (i) a total of CAD $38 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $45 million to RIM (CAD $15 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton ("BSM") calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM, and in the fourth quarter of fiscal 2011, options to acquire an aggregate of 391,292 common shares of RIM, expired in satisfaction of the undertakings not to exercise options. The remaining 10,000 options subject to an undertaking are shown as outstanding, vested and exercisable as at February 26, 2011 in the table below and expire on March 31, 2011.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of option activity since March 1, 2008 is shown below:

	Options Outstanding			
	Number (000's)	Weighted-Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 1, 2008	16,466	$28.66		
Exercised during the year	(3,565)	7.60		
Forfeited/cancelled/expired during the year	(170)	60.25		
Balance as at February 28, 2009	12,731	$27.51		
Granted during the year	559	64.14		
Exercised during the year	(3,408)	8.87		
Forfeited/cancelled/expired during the year	(859)	15.03		
Balance as at February 27, 2010	9,023	$44.18		
Exercised during the year	**(3,737)**	**17.83**		
Forfeited/cancelled/expired during the year	**(676)**	**46.08**		
Balance as at February 26, 2011	**4,610**	**$70.36**	**2.55**	**$65**
Vested and expected to vest as at February 26, 2011	**4,496**	**$70.06**	**2.53**	**$64**
Exercisable as at February 26, 2011	**3,093**	**$64.56**	**2.26**	**$55**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common shares on February 26, 2011 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on February 26, 2011. The intrinsic value of stock options exercised during fiscal 2011, calculated using the average market price during the year, was approximately $42 per share.

A summary of unvested stock options since February 27, 2010 is shown below:

	Options Outstanding	
	Number (000's)	Weighted Average Grant Date Fair Value
Balance as at February 27, 2010	3,056	$32.44
Vested during the period	**(1,352)**	**26.30**
Forfeited during the period	**(187)**	**34.69**
Balance as at February 26, 2011	**1,517**	**$37.63**

As at February 26, 2011, there was $44 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.5 years. The total fair value of stock options vested during the year ended February 26, 2011 was $36 million.

Cash received from the stock options exercised for the year ended February 26, 2011 was $67 million (February 27, 2010 — $30 million). Tax deficiencies incurred by the Company related to the stock options exercised was $1 million (February 27, 2010 — tax benefits realized of $2 million; February 28, 2009 — tax benefits realized of $13 million).

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

During the years ended February 26, 2011 and February 28, 2009, there were no stock options granted, respectively. During the year ended February 27, 2010, there were approximately 559 thousand stock options granted. The weighted-average fair values of stock options granted during fiscal 2010 were calculated using the BSM option-pricing model with the following assumptions:

	February 27, 2010
Number of options granted (000's)	559
Weighted-average grant date fair value of stock options granted during the year	$33.02
Assumptions:	
Risk-free interest rate	1.8%
Expected life in years	4.2
Expected dividend yield	0%
Volatility	65%

At the time the stock options were granted, the Company had no current expectation of paying cash dividends on its common shares and the risk-free interest rates utilized during the life of the stock options was based on a U.S. Treasury security for an equivalent period. In addition, the Company estimated the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this was a better indicator of expected volatility going forward. Finally, the expected life of stock options granted under the plan was based on historical exercise patterns, which the Company believes were representative of future exercise patterns.

Restricted Share Unit Plan

The Company recorded compensation expense with respect to RSUs of approximately $42 million in the year ended February 26, 2011 (February 27, 2010 — $21 million; February 28, 2009 — $196 thousand).

During fiscal 2011, a trustee selected by the Company purchased 1,470,703 common shares for total consideration of approximately $76 million to comply with its obligations to deliver shares upon vesting (2010 — 1,458,950 common shares were purchased for total cash consideration of approximately $94 million). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders' equity section of the Company's consolidated balance sheet.

A summary of RSU activity since February 27, 2010 is shown below:

	RSUs Outstanding			
	Number (000's)	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Instrinsic Value (millions)
Balance as at February 27, 2010	1,449	$66.09		
Granted during the period	**1,532**	**50.45**		
Vested during the period	**(177)**	**67.64**		
Cancelled during the period	**(101)**	**58.34**		
Balance as at February 26, 2011	**2,703**	**$57.40**	**1.88**	**$178**
Vested and expected to vest at February 26, 2011	**2,543**	**$57.50**	**1.87**	**$168**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company's common shares on February 26, 2011) that would have been received by RSU holders if all RSUs had been redeemed on February 26, 2011.

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As of February 26, 2011, there was $95 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.6 years.

Deferred Share Unit Plan

The Company issued 16,699 DSUs in the year ended February 26, 2011. There are 51,500 DSUs outstanding as at February 26, 2011 (February 27, 2010 — 34,801). The Company had a liability of $3 million in relation to the DSU plan as at February 26, 2011 (February 27, 2010 — $3 million).

10. COMMITMENTS AND CONTINGENCIES

(a) Credit Facility

The Company has $150 million in unsecured demand credit facilities (the "Facilities") to support and secure operating and financing requirements. As at February 26, 2011, the Company has utilized $9 million of the Facilities for outstanding letters of credit and $141 million of the Facilities are unused.

(b) Lease commitments

The Company is committed to future minimum annual lease payments under operating leases as follows:

	Real Estate	Equipment and Other	Total
For the years ending			
2012	$ 40	$1	$ 41
2013	39	1	40
2014	37	–	37
2015	30	–	30
2016	25	–	25
Thereafter	71	–	71
	$242	$2	$244

For the year ended February 26, 2011, the Company incurred rental expense of $68 million (February 27, 2010 — $40 million; February 28, 2009 — $23 million).

(b) Litigation

On July 23, 2009, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company's products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company's proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management's attention and resources, subject the Company to significant liabilities and could have other effects.

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company's historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

See the "Legal Proceedings and Regulatory Action" section of RIM's Annual Information Form for additional unaudited information regarding the Company's legal proceedings, which is included in RIM's Annual Report on Form 40-F and "Legal Proceedings" in the Management's Discussion and Analysis ("MD&A") of financial condition and results of operations for fiscal 2011.

11. PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The change in the Company's warranty expense and actual warranty experience from March 1, 2008 to February 26, 2011 as well as the accrued warranty obligations as at February 26, 2011 are set forth in the following table:

Accrued warranty obligations as at March 1, 2008	$ 85
Actual warranty experience during fiscal 2009	(147)
Fiscal 2009 warranty provision	259
Adjustments for changes in estimate	(13)
Accrued warranty obligations as at February 28, 2009	184
Actual warranty experience during fiscal 2010	(416)
Fiscal 2010 warranty provision	463
Adjustments for changes in estimate	21
Accrued warranty obligations as at February 27, 2010	252
Actual warranty experience during fiscal 2011	**(657)**
Fiscal 2011 warranty provision	**806**
Adjustments for changes in estimate	**58**
Accrued warranty obligations as at February 26, 2011	**$ 459**

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Net income for basic and diluted earnings per share available to common shareholders	**$ 3,411**	$ 2,457	$ 1,893
Weighted-average number of shares outstanding (000's) — basic	**535,986**	564,492	565,059
Effect of dilutive securities (000's) — stock-based compensation	**2,344**	5,267	9,097
Weighted-average number of shares and assumed conversions (000's) — diluted	**538,330**	569,759	574,156
Earnings per share — reported			
Basic	**$ 6.36**	$ 4.35	$ 3.35
Diluted	**$ 6.34**	$ 4.31	$ 3.30

13. COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following table:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Net income	**$3,411**	$2,457	$1,893
Net change in unrealized gains (losses) on available-for-sale investments	**(2)**	7	(7)
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income tax recovery of $7 (February 27, 2010 — income taxes of $13; February 28, 2009 — tax recovery of $9)	**(20)**	28	(6)
Amounts reclassified to earnings during the year, net of income taxes of $16 (February 27, 2010 — tax recovery of $6; February 28, 2009 — income taxes of $5)	**(39)**	15	(16)
Comprehensive income	**$3,350**	$2,507	$1,864

The components of accumulated other comprehensive income (loss) are as follows:

	As at		
	February 26, 2011	February 27, 2010	February 28, 2009
Accumulated net unrealized gains on available-for-sale investments	**$ 5**	$ 7	$–
Accumulated net unrealized gains (losses) on derivative instruments designated as cash flow hedges	**(15)**	44	1
Total accumulated other comprehensive income (loss)	**$(10)**	$51	$1

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The components of unrealized gains (losses) on derivative instruments are as follows:

	As at	
	February 26, 2011	February 27, 2010
Unrealized gains included in other current assets	**$ 64**	$97
Unrealized losses included in accrued liabilities	**(130)**	(6)
Net fair value of unrealized gains (losses) on derivative instruments	**$ (66)**	$91

14. SUPPLEMENTAL INFORMATION

(a) Cash flows resulting from net changes in working capital items are as follows:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Accounts receivable	**$(1,352)**	$(481)	$(937)
Other receivables	**(117)**	(45)	(83)
Inventories	**42**	48	(296)
Other current assets	**54**	(40)	(40)
Accounts payable	**216**	167	177
Accrued liabilities	**539**	442	507
Income taxes payable	**82**	(266)	(114)
Deferred revenue	**40**	14	17
	$ (496)	$(161)	$(769)

(b) Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

	For the year ended		
	February 26, 2011	February 27, 2010	February 28, 2009
Interest paid during the year	**$ –**	$ –	$ 1
Income taxes paid during the year	**$1,053**	$1,082	$946

(c) Additional information

Advertising expense, which includes media, agency and promotional expenses totalling $1.1 billion (February 27, 2010 — $791 million; February 28, 2009 — $719 million) is included in selling, marketing and administration expense for the fiscal year ended February 26, 2011.

Selling, marketing and administration expense for the fiscal year ended February 26, 2011 included $5 million with respect to foreign exchange losses (February 27, 2010 — loss of $58 million; February 28, 2009 — loss of $6 million). For the year ended February 27, 2010, the Company recorded a $54 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company's risk management foreign currency hedging program. With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars, to the U.S. dollar, its reporting currency with an effective date being the beginning of fiscal 2009. The gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout fiscal 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

15. DERIVATIVE FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	As at February 26, 2011	
Assets (Liabilities)	**Notional Amount**	**Estimated Fair Value**
Currency forward contracts — asset	**$1,622**	**$ 63**
Currency option contracts — asset	**$ 156**	**$ 1**
Currency forward contracts — liability	**$4,848**	**$(129)**
Currency option contracts — liability	**$ 180**	**$ (1)**

	As at February 27, 2010	
Assets (Liabilities)	Notional Amount	Estimated Fair Value
Currency forward contracts — asset	$2,630	$97
Currency forward contracts — liability	$ 575	$ (6)

Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company's risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

The majority of the Company's revenues in fiscal 2011 are transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities. At February 26, 2011 approximately 59% of cash and cash equivalents, 25% of accounts receivables and 8% of accounts payable and accrued liabilities are denominated in foreign currencies (February 27, 2010 — 38%, 22% and 7%, respectively).

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at February 26, 2011 and February 27, 2010, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from March 2011 to April 2013. As at February 26, 2011, the net unrealized losses on these forward and option contracts was $20 million (February 27, 2010 — net unrealized gains of $62 million; February 28, 2009 — net unrealized losses of $3 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income. In fiscal 2012, $32 million of net unrealized losses on these forward contracts will be reclassified to income.

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at			
	February 26, 2011		February 27, 2010	
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts — asset	Other current assets	**$57**	Other current assets	$66
Currency option contracts — asset	Other current assets	**$ 1**	Other current assets	$ –
Currency forward contracts — liability	Accrued liabilities	**$77**	Accrued liabilities	$ 4
Currency option contracts — liability	Accrued liabilities	**$ 1**	Accrued liabilities	$ –

The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the year ended February 26, 2011:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)
Currency Forward Contracts	$(73)	Revenue	$17
Currency Option Contracts	$ (1)	Revenue	$ –
Currency Forward Contracts	$ 13	Cost of sales	$10
Currency Forward Contracts	$ 17	Selling, marketing and administration	$13
Currency Forward Contracts	$ 23	Research and development	$16

The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the year ended February 27, 2010:

	Amount of Gain Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Currency Forward Contracts	$52	Revenue	$(34)
Currency Forward Contracts	$ 3	Cost of sales	$ 5
Currency Forward Contracts	$ 2	Selling, marketing and administration	$ 3
Currency Forward Contracts	$ 5	Research and development	$ 6

As part of its risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from March 2011 to May 2011. As at February 26, 2011, net unrealized losses of $46 million were recorded in respect of these instruments (February 27, 2010 — net unrealized gains of $29 million; February 28, 2009 — net unrealized gains of $16 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at			
	February 26, 2011		February 27, 2010	
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts — asset	Other current assets	**$ 6**	Other current assets	$31
Currency forward contracts — liability	Accrued liabilities	**$52**	Accrued liabilities	$ 2

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the year ended February 26, 2011:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount 0of Gain (Loss) in Income on Derivative Instruments
Currency Forward Contracts	Selling, marketing and administration	$(40)
Currency Option Contracts	Selling, marketing and administration	$ 1

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the year ended February 27, 2010:

	Location of Loss Recognized in Income on Derivative Instruments	Amount of Loss in Income on Derivative Instruments
Currency Forward Contracts	Selling, marketing and administration	$(55)

Credit

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 26, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 59% (February 27, 2010 — 24%; February 28, 2009 — 60%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2011, no single issuer represented more than 19% of the total cash, cash equivalents and investments (February 27, 2010, no single issuer represented more than 8% of the total cash, cash equivalents and investments).

Interest Rate

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

Notes to the Consolidated Financial Statements continued

In millions of United States dollars, except share and per share data, and except as otherwise indicated

16. SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Revenue, classified by major geographic segments in which our customers are located, was as follows:

	For the year ended		
Revenue	**February 26, 2011**	February 27, 2010	February 28, 2009
Canada	**$ 1,408**	$ 844	$ 887
United States	**7,823**	8,620	6,968
United Kingdom	**2,218**	1,447	711
Other	**8,458**	4,042	2,499
	$19,907	$14,953	$11,065
Revenue			
Canada	**7.1%**	5.6%	8.0%
United States	**39.3%**	57.7%	63.0%
United Kingdom	**11.1%**	9.7%	6.4%
Other	**42.5%**	27.0%	22.6%
	100.0%	100.0%	100.0%

	For the year ended		
Revenue mix	**February 26, 2011**	February 27, 2010	February 28, 2009
Devices	**$15,956**	$12,116	$ 9,090
Service	**3,197**	2,158	1,402
Software	**294**	259	252
Other	**460**	420	321
	$19,907	$14,953	$11,065

	As at	
	February 26, 2011	February 27, 2010
Property, plant and equipment, intangible assets and goodwill		
Canada	**$ 3,787**	$ 2,605
United States	**707**	683
United Kingdom	**41**	46
Other	**275**	100
	$ 4,810	$ 3,434
Total assets		
Canada	**$ 6,935**	$ 4,503
United States	**3,390**	4,059
United Kingdom	**1,594**	1,196
Other	**956**	447
	$12,875	$10,205

Corporate Information

Executive Officers

Mike Lazaridis
President and Co-Chief Executive Officer

Jim Balsillie
Co-Chief Executive Officer

Robin Bienfait
Chief Information Officer

Brian Bidulka
Chief Financial Officer

Thorsten Heins
Chief Operating Officer, Product Engineering

Don Morrison
Chief Operating Officer, BlackBerry

Jim Rowan
Chief Operating Officer,
Manufacturing & Global Supply Chain

David Yach
Chief Technology Officer, Software

Karima Bawa
Chief Legal Officer and General Counsel

Board of Directors

Mike Lazaridis [3]
Co-Chairman of the Board
President and Co-Chief Executive Officer

Jim Balsillie [3]
Co- Chairman of the Board
Co-Chief Executive Officer

John Richardson, FCA [1,2]
Lead Director

David Kerr [1,2]
Managing Partner, Edper Financial Corporation

Roger Martin 3
Dean and Professor of Strategy,
Joseph L. Rotman School of Management,
University of Toronto

Barbara Stymiest, FCA [1]
Group Head, Royal Bank of Canada

Antonio Viana-Baptista [1]
Corporate Director

John Wetmore [2,3]
Corporate Director

1 Member of the Audit and Risk Management Committee.
2 Member of the Compensation, Nomination and Governance Committee.
3 Member of the Strategic Planning Committee.

Shareholder Information

Annual Meeting of Shareholders

Tuesday, July 12, 2011 at 6:30pm
The Centre for International Governance Innovation
57 Erb Street West
Waterloo, Ontario, Canada

Shareholder Inquiries

Investor Relations
Research In Motion Limited
176 Columbia Street West
Waterloo, Ontario, N2L 3L3
Tel: (+1) 519-888-7465
Fax: (+1) 519-888-6990
Email: investor_relations@rim.com

Transfer Agent

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (+1) 800-564-6253
Fax: (+1) 866-249-7775
service@computershare.com

Auditors

Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
Kitchener, Ontario, N2K 3S3

Stock Exchange Listings

Nasdaq Global Select Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

Corporate Office

Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

Corporate Website

www.rim.com


GeSI
GLOBAL e-SUSTAINABILITY INITIATIVE


FSC



Research In Motion

295 Phillip Street, Waterloo, Ontario Canada N2L 3W8
Tel: (519) 888-7465 Fax: (519) 888-7884
www.rim.com
www.blackberry.com

Financial Highlights

Annual Revenue
(in billions of U.S. dollars)


25
20
15
10
5
0
05 06 07 08 09 10 11

International Revenue
(in billions of U.S. dollars)


12
10
8
6
4
2
0
05 06 07 08 09 10 11

EPS–Diluted
(in U.S. dollars)


7
6
5
4
3
2
1
0
05 06 07 08 09 10 11

Fiscal 2011 Geographical Revenue Mix


Canada 7.1%
UK 11.1%
US 39.3%
Other 42.5%

BlackBerry Smartphone Shipments
(in millions of devices)


60
50
40
30
20
10
0
05 06 07 08 09 10 11



Research In Motion

295 Phillip Street, Waterloo, Ontario Canada N2L 3W8
Tel: (519) 888-7465 Fax: (519) 888-7884
www.rim.com
www.blackberry.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date: April 27, 2011

By: ______________________

Name: Edel Ebbs
Title: Vice President, Investor Relations